FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 15 October 2005 – 16 November 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

First Quarter Result to 30 September 2005

1.1	Condensed Accounts
1.2	Management Commentary
1.3	Appendix One
1.4	Annexure One
1.5	Appendix Seven

Media Releases

2.1	Strong broadband and mobile performances underpin Telecom’s 1st quarter result
2.2	Telecom powers past 250,000 broadband milestone
2.3	Westpac Banks on Telecom

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the three months ended 30 September 2005 (unaudited)

		Three months ended 30 September		Year ended 30 June 2005 $
(Dollars in millions, except per share amounts)	notes	2005 $	2004 $
Operating revenues
Local service		272	278	1,101
Calling	2	355	368	1,443
Interconnection		52	47	206
Mobile		214	205	835
Data		153	152	602
Broadband and Internet		107	88	376
IT Services		93	71	308
Other operating revenues	2	187	182	779
Abnormal revenues	3	—	10	154

		1,433	1,401	5,804

Operating expenses
Labour		(203)	(179)	(738)
Intercarrier costs		(292)	(302)	(1,200)
Other operating expenses		(406)	(365)	(1,464)
Abnormal expenses	3	—	—	(59)

		(901)	(846)	(3,461)

Earnings before interest, taxation, depreciation and amortisation		532	555	2,343

Depreciation		(127)	(139)	(546)
Amortisation		(43)	(36)	(152)

Earnings before interest and taxation		362	380	1,645

Net interest and other finance costs		(64)	(73)	(289)

Earnings before income tax		298	307	1,356

Income tax expense		(98)	(103)	(386)

Earnings after income tax		200	204	970

Minority interests in profit of subsidiaries		(1)	(1)	(3)

Net earnings attributable to shareholders		199	203	967

Earnings per share		10.2 ¢	10.5 ¢	49.6 ¢

Diluted earnings per share		10.1 ¢	10.3 ¢	48.9 ¢

Weighted average number of ordinary shares outstanding (in millions)		1,959	1,939	1,948

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the three months ended 30 September 2005 (unaudited)

		Three months ended 30 September		Year ended 30 June 2005 $
(Dollars in millions)	notes	2005 $	2004 $
Equity at the beginning of the period		2,471	2,193	2,193
Application of NZ IAS 39	14	(41)	—	—

Restated equity at the beginning of the period		2,430	2,193	2,193

Total recognised revenues and expenses
Net earnings attributable to shareholders		199	203	967
Minority interests in profits of subsidiaries		1	1	3
Movement in foreign currency translation reserve		15	(51)	(73)
Movement in hedge reserve		8	—	—

		223	153	897
Contributions from owners
Capital contributed		16	36	120
Movement in deferred compensation		(3)	(3)	1

		13	33	121
Distribution to owners
Dividends:
Parent	4	(443)	(206)	(833)
Minority interest		(4)	(2)	(2)
Tax credit on supplementary dividends		50	23	95

		(397)	(185)	(740)

Equity at the end of the period		2,269	2,194	2,471

Represented by:
Contributed capital		2,006	1,908	1,990
Foreign currency translation reserve		(58)	(51)	(73)
Hedge reserve		(33)	—	—
Minority interests		5	5	8
Retained earnings		330	314	524
Deferred compensation		19	18	22

Equity at the end of the period		2,269	2,194	2,471

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 30 September 2005 (unaudited)

		30 September		30 June 2005 $
(Dollars in millions)	notes	2005 $	2004 $
ASSETS
Current assets:
Cash		159	184	235
Short-term investments		81	316	81
Receivables and prepayments		959	1,003	1,266
Taxation recoverable		—	—	45
Inventories		68	49	56

Total current assets		1,267	1,552	1,683

Long-term investments		437	641	427
Receivables due after one year		123	119	117
Deferred tax asset		120	85	110
Long-term derivative assets		11	—	—
Intangibles	5	1,639	1,567	1,643
Property, plant and equipment	6	3,615	3,655	3,602

Total non-current assets		5,945	6,067	5,899

Total assets		7,212	7,619	7,582

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		1,000	949	1,044
Taxation payable		6	65	—
Short-term derivative liabilities		87	—	—
Debt due within one year		716	787	863

Total current liabilities		1,809	1,801	1,907

Deferred tax liability		226	195	231
Long-term derivative liabilities		656	—	—
Long-term debt		2,252	3,428	2,973

Total non-current liabilities		3,134	3,623	3,204

Total liabilities		4,943	5,424	5,111

Equity:
Shareholders’ funds		2,264	2,189	2,463
Minority interest		5	6	8

Total equity		2,269	2,195	2,471

Total liabilities and equity		7,212	7,619	7,582

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the three months ended 30 September 2005 (unaudited)

		Three months ended 30 September		Year ended 30 June 2005 $
(Dollars in millions)	note	2005 $	2004 $
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers		1,496	1,384	5,598
Interest income		5	4	30
Dividend income		—	1	7
Payments to suppliers and employees		(1,004)	(915)	(3,317)
Income tax paid		9	(1)	(297)
Interest paid on debt		(38)	(41)	(318)

Net cash flows from operating activities	7	468	432	1,703

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of property, plant and equipment		—	1	19
(Purchase)/sale of short-term investments, net		—	(67)	169
Purchase of subsidiary companies		—	(82)	(84)
Purchase of long-term investments		(4)	(1)	(6)
Sale of long-term investments		272	—	23
Purchase of property, plant and equipment		(172)	(144)	(696)
Capitalised interest paid		(2)	(2)	(8)

Net cash flows applied to investing activities		94	(295)	(583)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		—	—	389
Repayment of long-term debt		—	—	(1,051)
(Repayment of)/proceeds from short-term debt, net		(209)	(14)	260
Capital contributed		6	5	28
Capital repurchased		(35)	—	—
Dividends paid		(400)	(182)	(749)

Net cash flows applied to financing activities		(638)	(191)	(1,123)

Net cash flow		(76)	(54)	(3)
Opening cash position		235	238	238

Closing cash position		159	184	235

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with New Zealand Equivalent to International Accounting Standard (“NZ IAS”) No. 34: “Interim Financial Reporting”, issued by the Institute of Chartered Accountants of New Zealand. In complying with New Zealand Equivalents to International Financial Reporting Standards (“NZ IFRS”) Telecom is in compliance with International Financial Reporting Standards (“IFRS”).

These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2005. The financial statements for the three months ended 30 September 2005 are unaudited.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

These accounts have been prepared in accordance with NZ IFRS. This represents a number of changes in accounting policies from previously published financial information. See Note 14 for further details of these changes and reconciliation between previously published information and the information presented in these accounts.

NOTE 2 REVENUE

	Three months ended 30 September		Year ended 30 June 2005 $
(Dollars in millions)	2005 $	2004 $
Calling
National	232	253	643
International	111	104	324
Other	12	11	476

	355	368	1,443

Other operating revenues
Resale	83	82	337
Directories	62	57	230
Equipment	14	16	69
Miscellaneous other	28	26	136
Dividends from investments	—	1	7

	187	182	779

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS

	Three months ended 30 September		Year ended 30 June 2005 $
(Dollars in millions)	2005 $	2004 $
Abnormal Revenues
Gain on sale of INL shares	—	—	86
Gain on sale of Intelsat	—	—	8
Recognition of Southern Cross support fees	—	—	41
Gain on repurchase of convertible notes	—	—	9
Gain on sale of Telecom Retail Stores	—	10	10

	—	10	154

Abnormal Expenses
Write-down of TDMA network	—	—	24
Inter-carrier provisions	—	—	31
Restructuring costs	—	—	4

	—	—	59

Abnormal Revenues

Gain on sale of Independent Newspapers Limited (“INL”) shares (Group and Parent)

In June 2005, Telecom sold its entire stake in INL to Nationwide News Pty Limited, an affiliate of News Corporation for $272 million. This resulted in a gain on sale of $86 million being recognised in the year ended 30 June 2005. Proceeds from the sale were received in July 2005.

Gain on sale of Intelsat

In January 2005, Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat’s shareholders (including Telecom, which owned a stake of approximately 0.5%) received US$18.75 per share in return for their shares. In March 2005 Telecom received $22 million for the sale of its stake in Intelsat resulting in a gain on sale of $8 million.

Recognition of Southern Cross support fees

Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, fees are payable to Telecom from Southern Cross. Telecom had not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross’ operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, collectibility of the support fees is now expected and accordingly Telecom accrued fees payable by Southern Cross of $41 million ($37 million net of tax) at March 2005. This represented fees for the period from April 2003 to March 2005.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS (continued)

Gain on repurchase of convertible notes

Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buyback of $4 million.

Gain on Sale of Telecom Retail Stores

In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Abnormal Expenses

Write-down of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. With the continued transition of customers from TDMA to CDMA, the cash flows generated by the TDMA network continued to decline to the point where at 30 June 2005 the present value of net future cash flows was negligible. Accordingly, an impairment charge of $24 million ($16 million after tax) was recognised at 30 June 2005 to write the network down to nil.

Inter-carrier provisions

An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom’s Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge was a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These changes in accrual assumptions related to prior periods.

Restructuring costs

Following the purchase of Gen-i and Computerland a number of savings were identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) were incurred to achieve these savings. These costs principally consisted of redundancy costs.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 4 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the three months ended 30 September 2005, 5,726,982 shares with a total value of $35 million were issued in lieu of a cash dividend (three months ended 30 September 2004: 4,134,097 shares with a total value of $24 million; year ended 30 June 2005: 13,999,472 shares with a total value of $84 million).

For the dividend paid in September 2005, Telecom repurchased shares such that the total number of shares on issue did not increase after the dividend reinvestment. Accordingly, 5,726,982 shares with a market value of $35 million were repurchased and cancelled.

NOTE 5 INTANGIBLE ASSETS

(Dollars in millions)	Software $	Capacity purchases $	Goodwill $	Spectrum licences $	Other intangibles $	TOTAL $
Cost
Balance as at 1 July 2005	1,037	456	1,956	51	29	3,529
Acquisitions	24	—	—	—	2	26
Currency movements	4	—	9	—	—	13

Balance as at 30 September 2005	1,065	456	1,965	51	31	3,568

Accumulated amortisation
Balance as at 1 July 2005	(752)	(89)	(1,015)	(15)	(15)	(1,886)
Amortisation	(32)	(8)	—	—	(3)	(43)

Balance as at 30 September 2005	(784)	(97)	(1,015)	(15)	(18)	(1,929)

Net book value at 30 September 2005	281	359	950	36	13	1,639

Net book value at 30 June 2005	285	367	941	36	14	1,643

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 PROPERTY, PLANT & EQUIPMENT

(Dollars in millions)	Telecommunications equipment and plant $	Freehold land $	Buildings $	Other assets $	Work in progress $	TOTAL $
Cost
Balance as at 1 July 2005	9,295	94	598	444	127	10,558
Additions	109	—	2	1	30	142
Transfers	43	—	1	84	(128)	—
Disposals	(7)	—	—	(1)	—	(8)

Balance as at 30 September 2005	9,440	94	601	528	29	10,692

Accumulated depreciation
Balance as at 1 July 2005	6,311	—	320	326	—	6,957
Depreciation charge	121	—	3	3	—	127
Transfers	7	—	—	—	(7)	—
Disposals	(7)	—	—	—	—	(7)

Balance as at 30 September 2005	6,432	—	323	329	(7)	7,077

Net book value at 30 September 2005	3,008	94	278	199	36	3,615

Net book value at 30 June 2005	2,985	94	278	118	127	3,602

NOTE 7 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Three months ended 30 September		Year ended 30 June 2005 $
(Dollars in millions)	2005 $	2004 $
Net earnings attributable to shareholders	199	203	967

Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	170	175	698
Bad and doubtful accounts	8	11	41
Deferred income tax	(12)	—	10
Minority interests in losses of subsidiaries	1	1	3
Abnormal revenues and expenses	—	—	(95)
Other	(7)	7	20
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	47	(20)	(40)
(Increase)/decrease in inventories	(13)	5	—
Increase in current taxation	120	102	79
(Decrease)/increase in accounts payable and related items	(45)	(52)	20

Net cash flows from operating activities	468	432	1,703

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 September 2005, minimum rental commitments for all non-cancellable operating leases were $314 million (30 September 2004: $242 million; 30 June 2005: $296 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 30 September 2005, there were no outstanding lease commitments (30 September 2004: nil; 30 June 2005: nil).

Capital Commitments

At 30 September 2005, capital expenditure amounting to $163 million (30 September 2004: $122 million; 30 June 2005: $99 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 9 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

In November 2003, the Commerce Commission issued proceedings against Telecom Mobile Limited alleging that it had breached the Fair Trading Act and the Door to Door Sales Act 1967. The Commission alleged that Telecom Mobile misled customers who thereby entered into 14,196 agreements with Telecom Mobile. The Commission sought a declaration that the agreements were void and that, therefore, customers may claim back any monies paid to Telecom Mobile under the agreements. The Commission lost at first instance but succeeded on appeal to the Court of Appeal. Telecom Mobile has applied for leave to appeal the decision to the Supreme Court. If leave is granted the appeal is not expected to be heard before 2006.

Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 30 September 2005 (30 September 2004: A$4 million; 30 June 2005: $5 million).

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 9 CONTINGENCIES (continued)

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility, Telecom provided contingent credit support for up to approximately US$12 million as at 30 September 2005 in favour of the senior bank syndicate. Subsequent to balance date, Southern Cross repaid remaining amounts outstanding under their senior debt facility. Accordingly, Telecom’s contingent credit support obligations ceased.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 10 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 3 November 2005, the Board of Directors approved the payment of a first quarter dividend of $186 million, representing 9.5 cents per share. In addition, a supplementary dividend totalling approximately $24 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 11 RELATED PARTY TRANSACTIONS

Interest of Directors in Certain Transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Transactions with Associate Companies

Telecom has made a long-term shareholders’ advance of US$68 million (NZ$98 million) including accrued interest to Southern Cross Cables Holdings Limited (“Southern Cross”) at an interest rate of Libor + 0.75% (30 June 2005: US$67 million, NZ$95 million).

Telecom derived revenue as it provides network operations and management services to Southern Cross in respect of its operations and the construction of network facilities in New Zealand. Telecom makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased.

	Three months ended 30 September		Year ended 30 June 2005 $
(Dollars in millions)	2005 $	2004 $
Revenue from associates	4	2	60
Expenses to associates	2	2	(7)

Receivables from associates	48	—	46
Payables to associates	2	2	—

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 12 SEGMENTAL REPORTING

For the quarter ended 30 September 2005

(Dollars in millions)	NZ Wired $	NZ Wireless $	International $	IT Services $	Australian Operations $	Corporate & Other $	Eliminations & Abnormal Items $	Consolidated $
External revenue	735	208	69	100	319	2	—	1,433
Internal revenue	5	—	51	2	5	1	(64)	—

Total revenue	740	208	120	102	324	3	(64)	1,433
Earnings before interest and tax	344	43	13	5	(14)	(35)	6	362
Total assets	2,540	479	649	88	959	3,123	(626)	7,212

For the quarter ended 30 September 2004

(Dollars in millions)	NZ Wired $	NZ Wireless $	International $	IT Services $	Australian Operations $	Corporate & Other $	Eliminations & Abnormal Items $	Consolidated $
External revenue	724	185	57	76	348	1	10	1,401
Internal revenue	5	—	50	—	5	1	(61)	—

Total revenue	729	185	107	76	353	2	(51)	1,401

Earnings before interest and tax	351	38	8	1	(7)	(21)	10	380

Total assets	3,021	430	465	96	1,078	3,548	(1,019)	7,619

NOTE 13 QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues $	Abnormal items $	EBITDA* $	Earnings before interest and tax $	Net earnings attributable to shareholders $	Net earnings per share $
Quarter ended:
30 September 2005	1,433	—	532	362	199	10.2	¢

	1,433	—	532	362	199	10.2	¢

Quarter ended:
30 September 2004	1,401	10	555	380	203	10.5	¢
31 December 2004	1,412	5	551	376	212	10.9	¢
31 March 2005	1,475	22	622	454	273	14.0	¢
30 June 2005	1,516	58	615	435	279	14.3	¢

Year ended 30 June 2005	5,804	95	2,343	1,645	967	49.6	¢

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS project

In December 2002 the New Zealand Accounting Standards Review Board announced that IFRS will apply to all New Zealand entities from 1 January 2007. In adopting NZ IFRS, certain adaptations of IFRS have been made to reflect New Zealand circumstances. In complying with NZ IFRS, Telecom is also in compliance with IFRS. Early adoption of NZ IFRS from 1 January 2005 was allowed as Australian entities and the European Union adopted IFRS from that date. Telecom has elected to apply NZ IFRS for the year ending 30 June 2006 and this is therefore the first financial announcement prepared in accordance with NZ IFRS.

Basis of preparation of data

The restated financial information has been prepared on the basis of all NZ IFRS and New Zealand Equivalents to Standing Interpretations Committee (“NZ SIC”) and New Zealand Equivalents to International Financial Reporting Interpretations Committee (“NZ IFRIC”).

In accordance with NZ IFRS 1, First Time Adoption of New Zealand equivalents to International Financial Reporting Standards, the transition date to NZ IFRS was 1 July 2004, the start of the comparative period for the year ending 30 June 2006. Normally accounting changes of this nature would require full retrospective application, but NZ IFRS 1 presents optional and mandatory exemptions to full retrospective application.

NZ IFRS 1 exemptions

NZ IFRS 1 permits those companies adopting NZ IFRS for the first time to take some exemptions from the full requirements of NZ IFRS when applying those standards to the comparative period. Telecom has applied the following key exemptions:

Business combinations

Business combinations prior to the transition date (1 July 2004) have not been restated on an NZ IFRS basis.

Share-based payments

Restricted shares and share options that had vested by 1 July 2004 have not been expensed. All restricted shares and share options that had been granted prior to 1 July 2004 but had not vested at that date will be expensed over their remaining vesting period.

Financial instruments

Accounting for financial instruments in the comparative period is prepared in accordance with previous NZ GAAP. The date of transition to accounting for financial instruments under NZ IFRS was 1 July 2005. On this date Telecom adopted NZ IAS 32 and NZ IAS 39. The effect of this is disclosed below.

Translation differences

The balance of the foreign currency translation reserve, representing all cumulative translation differences that have arisen on the retranslation of overseas entities, was set to zero at 1 July 2004.

Compound financial instruments

In conjunction with the exemption of applying financial instrument accounting, the equity and liability element of compound financial instruments has not been restated where the liability element was extinguished prior to 1 July 2005.

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Income Statement for the three months ended 30 September 2004 and the year ended 30 June 2005

		Group 30 September 2004			Group 30 June 2005
(Dollars in millions, except per share amounts)	notes	$	$	$	$	$	$
		NZ GAAP	Adj’s	NZ IFRS	NZ GAAP	Adj’s	NZ IFRS
Operating revenues and other income
Local service		278	—	278	1,101	—	1,101
Calling	a, f	344	24	368	1,348	95	1,443
Interconnection		48	(1)	47	207	(1)	206
Mobile	f	205	—	205	841	(6)	835
Data	a, f	189	(37)	152	777	(175)	602
Internet		56	32	88	223	153	376
Solutions		71	—	71	321	(13)	308
Other operating revenues	g	190	(8)	182	787	(8)	779
Abnormal revenues		10	—	10	154	—	154

Total operating revenues and other income		1,391	10	1,401	5,759	45	5,804

Operating expenses
Labour	h	(178)	(1)	(179)	(735)	(3)	(738)
Cost of sales	i	(409)	409	—	(1,664)	1,664	—
Intercarrier costs		—	(302)	(302)	—	(1,200)	(1,200)
Other operating expenses		(240)	(125)	(365)	(933)	(531)	(1,464)
Abnormal expenses		—	—	—	(59)	—	(59)

Total operating expenses		(827)	(19)	(846)	(3,391)	(70)	(3,461)

Earnings before interest, taxation, depreciation and amortisation		564	(9)	555	2,368	(25)	2,343

Depreciation	a	(174)	35	(139)	(694)	148	(546)
Amortisation	a , b	(18)	(18)	(36)	(74)	(78)	(152)

Earnings before interest and taxation		372	8	380	1,600	45	1,645

Net interest and other finance costs		(74)	1	(73)	(289)	—	(289)

Earnings before taxation		298	9	307	1,311	45	1,356

Income tax expense	d	(104)	1	(103)	(392)	6	(386)

Earnings after taxation and before minority interests		194	10	204	919	51	970

Minority interests		(1)	—	(1)	(3)	—	(3)

Earnings attributable to shareholders		193	10	203	916	51	967

Earnings per share		10.0 ¢	0.5 ¢	10.5 ¢	47.0 ¢	2.6 ¢	49.6 ¢

14

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Reconciliation of Net Earnings under NZ IFRS

		Group
(Dollars in millions)	notes	$
Net Earnings under NZ GAAP for the three months ended 30 September 2004		193

Goodwill amortisation	b	17
Government grants	g	(5)
Share-based payments	h	(1)
Other		(1)

Net Earnings under NZ IFRS for the three months ended 30 September 2005		203

		Group
(Dollars in millions)	notes	$
Net Earnings under NZ GAAP for the year ended 30 June 2005		916

Goodwill amortisation	b	69
Changes in revenue recognition	f	(4)
Government grants	g	(15)
Share-based payments	h	(3)
Deferred tax on adjustments		6
Other		(2)

Net Earnings under NZ IFRS for the year ended 30 June 2005		967

15

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Balance Sheet as at 30 September 2004 and 30 June 2005

		Group 30 September 2004			Group 30 June 2005
(Dollars in millions)	notes	$	$	$	$	$	$
		NZ GAAP	Adj’s	NZ IFRS	NZ GAAP	Adj’s	NZ IFRS
ASSETS

Current assets:

Cash and cash equivalents		184	—	184	235	—	235
Short-term investments		316	—	316	81	—	81
Receivables and prepayments	a	1,003	—	1,003	1,311	(45)	1,266
Taxation recoverable	a	—	—	—	—	45	45
Inventories		49	—	49	56	—	56

Total current assets		1,552	—	1,552	1,683	—	1,683

Non-current assets:

Long-term investments		760	(119)	641	544	(117)	427
Receivables due after one year	a	—	119	119	—	117	117
Deferred tax assets	d	—	85	85	—	110	110
Intangible assets	a , b	951	616	1,567	911	732	1,643
Property, plant and equipment	a	4,259	(604)	3,655	4,283	(681)	3,602

Total non-current assets		5,970	97	6,067	5,738	161	5,899

Total assets		7,522	97	7,619	7,421	161	7,582

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals	c	988	(39)	949	1,014	30	1,044
Taxation payable		—	65	65	—	—	—
Debt due within one year		787	—	787	863	—	863

Total current liabilities		1,775	26	1,801	1,877	30	1,907

Non-current liabilities:

Deferred taxation	d	119	76	195	136	95	231
Long-term debt		3,428	—	3,428	2,973	—	2,973

Total non-current liabilities		3,547	76	3,623	3,109	95	3,204

Total liabilities		5,322	102	5,424	4,986	125	5,111

Equity:

Shareholders’ funds		2,198	(9)	2,189	2,427	36	2,463
Minority interests	e	2	4	6	8	—	8

Total equity		2,200	(5)	2,195	2,435	36	2,471

Total liabilities and equity		7,522	97	7,619	7,421	161	7,582

16

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Reconciliation of Equity under NZ IFRS

(Dollars in millions)	notes	Group $
Equity under NZ GAAP at 1 July 2004		2,208

Changes in revenue recognition	f	(26)
Share-based payments	h	1
Other		1
Deferred tax on adjustments		9

Equity under NZ IFRS at 1 July 2004		2,193

(Dollars in millions)	notes	Group $
Equity under NZ GAAP at 30 September 2004		2,200

Goodwill amortisation	b	17
Changes in revenue recognition	f	(26)
Government grants	g	(5)
Deferred tax on adjustments		9

Equity under NZ IFRS at 30 September 2004		2,195

(Dollars in millions)	notes	Group $
Equity under NZ GAAP at 30 June 2005		2,435

Goodwill amortisation	b	69
Elimination of minority interest	e	(4)
Changes in revenue recognition	f	(30)
Government grants	g	(15)
Other		1
Deferred tax on adjustments		15

Equity under NZ IFRS at 30 June 2005		2,471
Impact of adopting NZ IAS 39		(41)

Equity under NZ IFRS at 1 July 2005		2,430

17

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes to Restated Financial Information

(a) Presentational Differences

NZ IAS 1 specifies how financial information should be presented under NZ IFRS. The previous Statement of Financial Performance is now referred to as the Income Statement and the previous Statement of Financial Position is now referred to as the Balance Sheet.

Other presentation differences include:

•	Software is classified as an intangible asset rather than as an item of property, plant and equipment where that software is not integral to a piece of equipment

•	International telecommunications capacity acquired pursuant to capacity usage agreements is also classified as an intangible asset rather than as an item of property, plant and equipment

•	Certain revenue streams where Telecom has determined it is acting as agent or is exchanging goods and services are reported as the net margin. Certain other revenue streams that were previously reported net, are now reported gross where Telecom has determined it is acting as the principal in a transaction

•	Taxation recoverable is presented separately on the face of the Balance Sheet

•	Amounts that are not due within 12 months are now classified as receivables due in more than one year

(b) Goodwill

Goodwill is no longer amortised. Periodic impairment reviews will be used to assess whether it has become impaired during the year. Where impairment is identified the write down will be taken to the Income Statement. This has reduced the amortisation charge thus increasing earnings.

(c) Accounts Payable and Accruals

In accordance with the deferral of certain revenue streams a deferred revenue liability has been created.

(d) Deferred Taxation

Deferred taxation is provided in full on temporary differences arising between the accounting and tax base of assets and liabilities. Deferred tax assets are only recognised to the extent that there will be future taxable profits or deferred tax liabilities to offset those assets. Deferred tax assets are shown separately from deferred tax liabilities on the face of the Balance Sheet.

(e) Minority Interests

A negative minority interest was reclassified to retained earnings at 30 June 2004. This minority interest was purchased during the year ended 30 June 2005.

(f) Revenue Recognition

Revenues received in advance for certain miscellaneous services are deferred until the expiry of the obligation upon Telecom to provide the service. This will have little impact on ongoing earnings.

18

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 14 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(g) Government Grants

Government grants that are made for the specific purpose of purchasing assets will be netted off against the cost of those assets if and when the conditions attached to that grant is met. This has reversed revenue recognised during the year in accordance with previous NZ GAAP which was netted off against the plant and equipment it was used to purchase.

(h) Share-Based Payments

Restricted shares and share options are valued using a binomial-lattice model. All shares issued since September 2001 have been valued and expensed over their vesting period.

(i) Cost of Sales

NZ IAS 1 permits expenses to be presented by function or by nature. Cost of sales is a functional presentation, while other items in Telecom’s Income Statement are classified by nature. Cost of sales has therefore been reclassified into intercarrier costs and other operating expenses in order to achieve a consistent presentation of expenses by nature.

(j) Financial Instruments

Telecom has applied the exemption that defers the date of transition for accounting for financial instruments under NZ IFRS. On 1 July 2005 Telecom applied these accounting policies and a number of adjustments were made to the opening balance sheet for the year ending 30 June 2006. The principal adjustments were to recognise all derivative financial instruments at fair value. This created a net liability that should principally unwind though equity to the extent that Telecom’s derivatives can be deemed effective hedges under NZ IFRS.

(k) Cash Flow

There are no significant adjustments to the reported cash flows of Telecom under NZ IFRS other than the change in definition of cash to include short-term investments, as detailed in note (a) above.

(l) Restatement of Published Information

In finalising the restatement, certain minor adjustments and reclassifications have been made. As a consequence there are differences between the restated information published in these condensed accounts and the information provided in the Annual Report.

19

MANAGEMENT COMMENTARY

4 November 2005

Results for the quarter ended 30 September 2005

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars, all monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated. The prior quarter comparative results have been restated to comply with New Zealand equivalents to International Financial Reporting Standards “NZ IFRS”, which Telecom adopted from 1 July 2005. The financial statements for the three months ended 30 September 2005 are unaudited.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom’s reported net earnings were $199 million for the quarter ended 30 September 2005 (“Q1 2005-06”) compared to $203 million for the quarter ended 30 September 2004 (“Q1 2004-05”). Reported net earnings for Q1 2004-05 were impacted by an abnormal gain on sale of Telecom’s retail stores of $10 million.

Excluding the impact of the abnormal item in Q1 2004-05, the net earnings for Q1 2005-06 of $199 million represented an increase of 3.1% on adjusted earnings for Q1 2004-05 of $193 million.

Telecom’s results for Q1 2005-06 reflect a continuation of the significant trends seen in the previous financial year as a result of shifts occurring in its business:

•	Telecom continues to successfully grow its New Zealand mobile business, with a further net increase in mobile connections of 72,000 in Q1 2005-06. This has been coupled with significantly enhanced uptake of mobile data services, with growth in mobile data revenues of 72.7% for Q1 2005-06 compared to Q1 2004-05.

•	Significant growth in uptake of broadband services in New Zealand has also continued. Total broadband connections increased by 42,000 in Q1 2005-06. Telecom had 244,000 residential broadband connections at 30 September 2005 and has achieved its previously stated goal of 250,000 residential broadband connections early in Q2 2005-06 (ahead of its target date of 31 December 2005). Wholesale connections make up an increasing proportion of the residential broadband base, with approximately 45% of the growth in residential connections in the last quarter coming from wholesale.

•	IT services has become a significant part of Telecom’s activities, particularly following the acquisition of Gen-I and Computerland in the previous financial year. These acquisitions provided a one-off boost to IT services revenue in the year ended 30 June 2005. In the 2005-06 financial year, Telecom expects an improved contribution from these businesses as a result of the benefits of integration.

•	Excluding the impact of international transit revenue, the decrease in calling revenue in the New Zealand business has continued with a decrease of 6.0% in Q1 2005-06, as product substitution and increased competition erode Telecom’s traditional national and international calling business.

•	Overall operating margin in the New Zealand business continues to contract, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business (particularly the IT services business, which is less capital intensive than Telecom’s traditional business). The growth in the mobile and broadband customer bases also continues to have a negative short-term impact on costs and margins, driving significantly greater customer acquisition and provisioning costs and necessitating investment in additional customer service capability.

•	Results of Telecom’s Australian business continue to reflect the difficult competitive conditions in the Australian market. The stronger focus on consumer and small business segments by AAPT is ongoing as it seeks to build a sustainable differentiated position in the market.

•	Australian mobile revenue has continued to decline following the strategic decision in 2004 to cease selling mobile as a stand-alone product and instead focusing on selling customers bundles of multiple products. AAPT has grown the percentage of its consumer customer base that are bundled customers to 36.3% at 30 September 2005, an increase of 107.4% from the prior period.

•	Further investment has been made in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention. This investment has had a negative impact on costs in the short-term.

•	Reducing depreciation expense reflects a declining asset base, accelerated by the further write-down of the TDMA mobile network at 30 June 2005 and realignment of asset lives for certain asset classes in the current financial year.

•	The continued benefit of a lengthy period of de-leveraging through lower net interest expense was evident again in Q1 2005-06. However, as a result of the increased shareholder distributions implemented following the end of the last financial year, Telecom anticipates that de-leveraging will cease and interest costs will stabilise.

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Operating revenues (excluding abnormals)	1,433	1,391	3.0
Operating expenses (excluding abnormals)	(901)	(846)	6.5
Abnormal items	—	10	NM

EBITDA*	532	555	(4.1)
Depreciation and amortisation	(170)	(175)	(2.9)

Earnings before interest and tax	362	380	(4.7)
Net interest expense	(64)	(73)	(12.3)

Earnings before tax	298	307	(2.9)
Tax expense	(98)	(103)	(4.9)
Minority interest	(1)	(1)	—

Net earnings	199	203	(2.0)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported net earnings for Q1 2005-06 represented earnings per share (“EPS”) of 10.2 cents, compared to 10.5 cents per share for Q1 2004-05, a decrease of 2.9%.

Reported net earnings for Q1 2004-05 included a gain on the sale of 15 of Telecom’s business-focused retail stores.

Net earnings for Q1 2005-06 were $199 million, an increase of $6 million (3.1%) compared to net earnings in the prior period, adjusted for the abnormal item, of $193 million. This represents EPS of 10.2 cents for Q1 2005-06, an increase of 2.0% compared to the adjusted EPS of 10.0 cents for Q1 2004-05.

The adjustment is shown in the table below.

Adjustments to Earnings	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Reported net earnings	199	203	(2.0)
Adjusted for:
Gain on sale of retail stores	—	(10)	NM

Adjusted net earnings	199	193	3.1

NM = Not a Meaningful Comparison

Telecom’s adjusted earnings are summarised in the table below.
Telecom Group Adjusted Earnings	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Adjusted operating revenues	1,433	1,391	3.0
Adjusted operating expenses	(901)	(846)	6.5

Adjusted EBITDA*	532	545	(2.4)
Depreciation and amortisation	(170)	(175)	(2.9)

Adjusted earnings before interest and tax	362	370	(2.2)
Net interest expense	(64)	(73)	(12.3)

Adjusted earnings before tax	298	297	0.3
Tax expense	(98)	(103)	(4.9)
Minority interest	(1)	(1)	—

Adjusted net earnings	199	193	3.1

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

Earnings for Q1 2005-06 reflected revenue growth, lower depreciation, net interest and tax, while operating expenses and amortisation increased. The Group recorded growth in operating revenues (excluding abnormal items) of $42 million (3.0%) for Q1 2005-06 with revenue growth in New Zealand operations (some of which resulted from the acquisition of Computerland) partly offset by lower operating revenue in Australian operations.

The decrease in net interest expense is the result of the continued reduction in debt levels, as operating cash flows have been utilised to repay debt.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Operating revenues
Local service	272	278	(2.2)
Calling	355	368	(3.5)
Interconnection	52	47	10.6
Mobile	214	205	4.4
Data	153	152	0.7
Broadband and internet	107	88	21.6
IT services	93	71	31.0
Other operating revenue	187	182	2.7
Abnormal revenue	—	10	NM

	1,433	1,401	2.3

Operating expenses
Labour	203	179	13.4
Intercarrier costs	292	302	(3.3)
Other operating expenses	406	365	11.2

	901	846	6.5

EBITDA*	532	555	(4.1)

Depreciation	127	139	(8.6)
Amortisation	43	36	19.4

Depreciation and amortisation	170	175	(2.9)

Earnings before interest and tax	362	380	(4.7)

Net interest expense	64	73	(12.3)
Income tax expense	98	103	(4.9)
Minority interest	1	1	—

Net earnings	199	203	(2.0)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Total operating revenue of $1,433 million for Q1 2005-06 increased by $32 million (2.3%) compared to Q1 2004-05. The growth is partly due to the acquisition of Computerland (effective 1 September 2004) which increased IT services revenue by $19 million. Broadband and internet revenue also grew, reflecting increased broadband penetration. Growth in mobile revenue of $22 million in NZ Operations, resulting from growth in the customer base and penetration of mobile data services, was largely offset by $13 million lower mobile revenue in Australian Operations. Growth across these revenue categories has been partly offset by lower calling and local service revenues.

Operating expenses of $901 million increased by $55 million (6.5%) for Q1 2005-06. The increase partly reflects expenses from the Computerland business, which was acquired on 1 September 2004, of $18 million for July and August 2005. The decrease in intercarrier costs occurred in Australian Operations, reflecting reduced revenues and favourable negotiations with suppliers increasing margins. This was partly offset by higher intercarrier costs in NZ Operations due to higher mobile interconnection volumes and higher international transit volumes. Other operating costs increased due to a combination of growth in mobile connections, broadband and the IT services business in NZ Operations.

Depreciation is $12 million (8.6%) lower in Q1 2005-06 than in Q1 2004-05 largely due to the final impairment charge recognised on the TDMA mobile network at 30 June 2005. The amortisation charge primarily relates to spectrum licences, software and international cable capacity purchases. The latter two items were previously included in property, plant and equipment, but are now reported as intangible assets under NZ IFRS.

Net interest expense decreased by $9 million (12.3%) for Q1 2005-06 due to lower debt levels, as operating cash flows have been utilised to reduce debt. Net debt of $3,460 million in Q1 2005-06 was $255 million lower than net debt in Q1 2004-05.

Reported net earnings of $199 million decreased by $4 million (2.0%) compared to Q1 2004-05.

OVERVIEW OF SEGMENTAL RESULTS

Telecom operates integrated businesses in New Zealand and Australia. Segmental reporting therefore principally reflects the integrated nature of the business.

Australian operations maintain a business and consumer customer demarcation and therefore business unit contribution (revenue less directly attributable costs) is reported separately for Australian Consumer and Australian Business. Shared costs are not allocated to Australian Consumer and Australian Business, being reported separately in a support functions category. Australian Consumer, Australian Business and Support Functions together comprise Australian Operations.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature.

Telecom measures and evaluates the reporting segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Telecom’s earnings from operations excluding abnormal items for Q1 2005-06 were $362 million, compared to $370 million for Q1 2004-05. The following table details revenues, expenses and earnings from operations by reporting segment.

Summary of Segment Results

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
NZ Operations
Operating revenues	1,128	1,060	6.4
Operating expenses	(598)	(529)	13.0

EBITDA*	530	531	(0.2)
Depreciation and amortisation	(125)	(133)	(6.0)

Earnings from operations	405	398	1.8

Australian Operations
Operating revenues	324	353	(8.2)
Operating expenses	(296)	(320)	(7.5)

EBITDA*	28	33	(15.2)
Depreciation and amortisation	(42)	(40)	5.0

Earnings from operations	(14)	(7)	100.0

Corporate and Other
Operating revenues	3	2	50.0
Operating expenses	(29)	(21)	38.1

EBITDA*	(26)	(19)	36.8
Depreciation and amortisation	(3)	(2)	50.0

Earnings from operations	(29)	(21)	(38.1)

Eliminations #
Operating revenues	(22)	(24)	(8.3)
Operating expenses	22	24	(8.3)

EBITDA*	—	—	—
Depreciation and amortisation	—	—	—

Earnings from operations	—	—	—

Telecom Group
Operating revenues	1,433	1,391	3.0
Operating expenses	(901)	(846)	6.5

EBITDA*	532	545	(2.4)
Depreciation and amortisation	(170)	(175)	(2.9)

Earnings from operations	362	370	(2.2)

*	Earnings before Interest, Taxation, Depreciation and Amortisation
#	Eliminations remove the impact of internal transactions

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	468	432	8.3
Investing activities	94	(295)	(131.9)
Financing activities	(638)	(191)	234.0

Net cash flow	(76)	(54)	40.7

A detailed breakdown of the cash flow can be found in the Appendices.

Net cash flows from operating activities increased by $36 million (8.3%) for Q1 2005-06. This is due to higher cash receipts from customers, lower interest and tax payments partly offset by increased payments to suppliers and employees compared to the prior period.

The net cash outflow for investing activities decreased by $389 million (131.9%) for Q1 2005-06. This mainly reflected the inflow from the sale of Telecom’s investment in INL in July 2005 of $272 million compared to outflows for the purchase of short-term investments and payments for the purchase of subsidiaries Gen-i and Computerland in Q1 2004-05. This was partly offset by increased purchases of fixed assets in the current period.

The net cash outflow for financing activities increased by $447 million (234.0%) for Q1 2005-06. The increase in financing cash outflows was primarily due to an increase in the dividend paid as a consequence of a revised dividend policy in 2004-05 and the repurchase of shares as a result of a revised dividend reinvestment policy in 2004-05. In addition, there was an increase in repayment of short-term debt compared to the prior period.

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 60.4% at 30 September 2005, compared to 62.8% at 30 September 2004 (net debt is defined as total debt plus total derivative liabilities less cash, short-term investments and derivative assets). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to reduce debt and growth in equity through increased retained earnings.

Net debt was $3,460 million at 30 September 2005, a reduction of $60 million from net debt at 30 June 2005 of $3,520 million.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

At the full year announcement in August 2005 the Board of Telecom advised that it was the company’s intention, subject to there being no material adverse change in circumstances or operating outlook, to target an ordinary dividend payout ratio of approximately 85% of net earnings (after adding back relevant non-cash items) for the 2005-06 fiscal year.

Subject to there being no material adverse change in circumstances, dividends for each of the first three quarters of the year ended 30 June 2006 will be 9.5 cps. The dividend for the fourth quarter of that year will be set to reflect the full year expected pay-out ratio.

It is also the Board’s intention, subject to no material adverse change in circumstances, to pay a further fully imputed special dividend of 10 cps in respect of the 2005-06 financial year, with payments of 5 cps at the half year and full year dividend dates.

In accordance with this policy the Board has declared a first quarter dividend of 9.5 cps.

The Board believes that, following these recommendations, Telecom remains in a strong position to invest in future growth opportunities while continuing to maintain prudent capital management policies.

In August 2005, the Board confirmed the factors that are relevant for Telecom’s long-term capital management and shareholder distribution strategies. The Board is committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and the capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

First Quarter Dividends
Ordinary Shares	9.5 cents
American Depositary Shares	*US 52.47 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.68 cents
Per American Depositary Share	*US 9.26 cents

“Ex” dividend dates
New Zealand Exchange	28 November 2005
Australian Stock Exchange	21 November 2005
New York Stock Exchange	22 November 2005

Books closing dates
New Zealand, Australian Stock Exchanges	25 November 2005
New York Stock Exchange	24 November 2005

Payment dates
New Zealand, Australia	9 December 2005
New York	16 December 2005

*	Based on an exchange rate at 30 September 2005 of NZ$1.00 to US$0.6904

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. As per Telecom’s current practice, shares issued under the plan will be priced at the prevailing market price (that is, no discount will be applied). Consistent with the dividend paid in September, in relation to the dividend to be paid in December 2005, Telecom intends to acquire an equivalent number of shares on-market in order to eliminate an increase in capital arising pursuant to the plan.

In addition to this, Telecom intends to adopt a similar policy with regard to new shares that are issued to staff under the Telecom share option scheme. These mechanisms will be reviewed at each dividend date.

FUTURE EXPECTATIONS

Within the New Zealand operations, Telecom expects the momentum in mobile to continue, with double digit revenue growth and a solid share of market revenue growth anticipated for the coming year. Broadband growth is also expected to continue, with ongoing improvement in provisioning and customer care systems enabling a high annual rate of growth to be sustained in the coming year. Targeted investment in the 2005-06 financial year, primarily in Telecom Directories and the “Ferrit” online shopping initiative will negatively impact EBITDA by approximately $15 million.

Australian operations will continue to progress the implementation of strategies focused on repositioning the business around mass market offerings.

Telecom currently expects net profit after tax for the year ending 30 June 2006 to be within the market forecast range of $852 million to $916 million. The increase in this market consensus from that disclosed at Q4 2004-05 reflects the adjustments to Telecom’s results arising from adoption of IFRS in the current period (principally the non-amortisation of goodwill).

Telecom’s current capital expenditure forecast for the 2005-06 financial year remains at $750 million, with additional upside potential of $25 million dependent on success rates in future large enterprise bids.

As noted earlier, subject to no material adverse changes, Telecom expects to pay further special dividends totalling 10 cents per share in the 2006 financial year, with 5 cents per share to be paid at each of the half year and full year dividend dates. Dividends will be fully imputed.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT services and directories publishing.

The results for NZ Operations are set out in the table below.

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Operating revenues
Local service	263	267	(1.5)
Calling	251	251	—
Interconnection	41	37	10.8
Mobile	188	166	13.3
Data	108	102	5.9
Broadband and internet	83	66	25.8
IT services	93	71	31.0
Directories	62	57	8.8
Other operating revenue	23	25	(8.0)
Internal revenue	16	18	(11.1)

	1,128	1,060	6.4

Operations and support expenses
Labour	136	121	12.4
Intercarrier costs	128	115	11.3
Other operating expenses	330	286	15.4
Internal expenses	4	7	(42.9)

	598	529	13.0

EBITDA	530	531	(0.2)
Depreciation	92	106	(13.2)
Amortisation	33	27	22.2

Earnings from operations	405	398	1.8

Overview of Results

Earnings from operations of $405 million for Q1 2005-06 increased by $7 million (1.8%) compared to Q1 2004-05.

Operating revenues increased by $68 million (6.4%) for Q1 2005-06, with increased interconnection, mobile, data, broadband and internet, IT services and directories revenues being partly offset by declines in local service, other operating and internal revenues.

Included in the IT services revenue growth of $22 million (31.0%) for Q1 2005-06 is revenue from Computerland (acquired effective from 1 September 2004) of $19 million for July and August 2005. Excluding this Computerland revenue, underlying IT services revenue grew by $3 million (4.2%) for Q1 2005-06 due to growth in the existing IT services business.

NZ OPERATIONS

Broadband and internet revenue increased by $17 million (25.8%) for Q1 2005-06 due to the continued uptake of broadband, partly offset by declining dial-up revenues.

The increase in mobile revenue was due to growth in the connection base, combined with strong growth in mobile data. Interconnection revenue growth was substantially due to increased mobile data volumes.

Calling revenue was stable for Q1 2005-06, with an increase in the international transit revenue being offset by declining national calling revenue. Excluding transit revenue, calling revenue declined 6.0%.

Operations and support expenses increased by $69 million (13.0%) for Q1 2005-06 compared to the corresponding period in the prior year. Included in this increase were expenses from the acquired Computerland business of $18 million for July and August 2005. Excluding these Computerland expenses, underlying operating and support expenses grew by $51 million (9.6%) for Q1 2005-06.

Labour cost increased due to a combination of increased resources in key strategic and customer-focussed areas and salary increases. Intercarrier costs increased due to higher mobile interconnection volumes and higher international transit volumes. Other operating costs increased due to a combination of growth in mobile connections, broadband and the underlying IT services business.

Depreciation expense decreased by $14 million (13.2%) for Q1 2005-06 principally due to the final impairment charge recognised on the TDMA mobile network in Q4 2004-05 and a realignment of asset lives. The increase in amortisation is primarily due to increased capital expenditure on software assets.

Further analysis of the NZ Operations result follows.

NZ OPERATIONS

Local Service Revenue

Local service revenue has decreased by $4 million (1.5%) for Q1 2005-06 compared to the corresponding period in the prior year. This decrease is largely due to a decline in local call revenues of $3 million (13.0%) for Q1 2005-06. The decline is due largely to businesses migrating from dial-up internet access to broadband (with a corresponding shift in revenue from local service to broadband and internet) and declining call volumes as a result of competitive pressure. Access revenues for Q1 2005-06 were stable.

Wholesaling of residential access lines commenced in Q2 2004-05. At 30 September 2005 66,000 of Telecom’s residential access lines were wholesale connections.

	Quarter ended 30 September
	2005	2004	Change %
Business & residential access
Revenue ($m)	225	225	—
Access lines
Residential:
Retail (000s)	1,352	1,424	(5.1)
Wholesale (000s)	66	—	NM

Total Residential (000s)	1,418	1,424	(0.4)
Business:
Retail (000s)	253	266	(4.9)
Wholesale (000s)	51	38	34.2

Total Business (000s)	304	304	—
Centrex lines (000s)	68	71	(4.2)

Local calls*
Revenue ($m)	20	23	(13.0)
Call minutes (m)	594	711	(16.5)

Smartphone, messaging and call track
Revenue ($m)	18	19	(5.3)

Total Local Service Revenue	263	267	(1.5)

Retail Local Service ($m)	245	259	(5.4)
Wholesale Local Service ($m)	18	8	125.0

	263	267	(1.5)

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

NM = Not a Meaningful Comparison

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Calling revenue
National	150	160	(6.3)
International	89	80	11.3
Other	12	11	9.1

	251	251	—

National Calling Revenue

	Quarter ended 30 September
	2005	2004	Change %
National calls
Revenue ($m)	51	58	(12.1)
Call minutes (m)	480	482	(0.4)
Average price (cents)	10.6	12.0	(11.7)

Calls to mobile networks
Revenue ($m)	74	73	1.4
Call minutes (m)	183	176	4.0
Average price (cents)	40.4	41.5	(2.7)

National 0800
Revenue ($m)	23	26	(11.5)
Call minutes (m)	155	164	(5.5)
Average price (cents)	14.8	15.9	(6.9)

Operator services
Revenue ($m)	2	3	(33.3)

Total National Calling Revenue	150	160	(6.3)

Retail National Calling	143	154	(7.1)
Wholesale National Calling	7	6	16.7

	150	160	(6.3)

Total national calling revenue (including national calls, calls to mobile networks, and national 0800) decreased by $10 million (6.3%) for Q1 2005-06 compared to the corresponding period in the prior year. Revenue from national calls decreased by $7 million (12.1%) for Q1 2005-06 with competitive pressure in retail and wholesale driving 11.7% lower average prices.

NZ OPERATIONS

Revenue from calls to mobile networks increased by $1 million (1.4%) for Q1 2005-06 compared to the corresponding period in the prior year. As outlined in the previous table, Q1 2005-06 call minutes increased 4.0%, partly offset by a 2.7% decrease in average prices. National 0800 revenue declined by $3 million (11.5%) for Q1 2005-06. The decrease was driven by a combination of lower volumes and average prices.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls originating and terminating on other carriers’ networks.

The breakdown of international calling revenue is shown in the table below.

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
International calling revenue
International outward	32	33	(3.0)
International inward	9	12	(25.0)
International transits	48	35	37.1

	89	80	11.3

International calling revenue increased by $9 million (11.3%) for Q1 2005-06 compared to the corresponding period in the prior year. An analysis of volumes and average price is shown in the following table.

NZ OPERATIONS

	Quarter ended 30 September
	2005	2004	Change %
Outwards calls
Revenue ($m)	32	33	(3.0)
Call minutes (m)	160	138	15.9
Average price (cents)	20.0	23.9	(16.3)

Retail Outward Calls ($m)	29	31	(6.5)
Wholesale Outward Calls ($m)	3	2	50.0

	32	33	(3.0)

Inwards calls
Revenue ($m)	9	12	(25.0)
Call minutes (m)	260	219	18.7
Average price (cents)	3.5	5.5	(36.4)

Transits
Revenue ($m)	48	35	37.1
Intercarrier costs ($m)	37	26	42.3

Net margin ( $m)	11	9	22.2
Call minutes (m)	615	402	53.0
Average margin per minute (cents)	1.8	2.2	(18.2)

Outwards calling revenue decreased by $1 million (3.0%) for Q1 2005-06 compared to the corresponding period in the prior year, with the impact of higher volumes more than offset by lower average prices, due largely to the impact of competition.

Inwards calling revenue decreased by $3 million (25.0%) for Q1 2005-06, driven by lower average prices. The decrease in average price was due to an appreciation in the average NZD:USD exchange rate, and a change in volume mix with a reduced proportion of higher rate mobile terminating minutes. The average NZD:USD exchange rate for Q1 2005-06 was 6% higher than in the prior corresponding period.

As a result of the adoption of IFRS on 1 July 2005, transit revenues are now presented gross, with the corresponding costs included within intercarrier costs. Previously only the net transit margin was included within international revenue. The gross presentation introduces some volatility into reported revenues and intercarrier costs due to the nature of this business. Transit revenue increased by $13 million (37.1%) for Q1 2005-06 as a result of strong volume growth, and the net margin from transits increased by $2 million or 22.2%. As margins per minute have declined in a tight market, volume growth has been required to grow overall margin from the transit business. This strong growth in volumes results in a corresponding increase in international settlement costs (see “Intercarrier Costs”).

NZ OPERATIONS

Interconnection Revenue

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Interconnection
PSTN interconnection	18	18	—
Mobile interconnection	23	19	21.1

	41	37	10.8

Interconnection revenue increased by $4 million (10.8%) for Q1 2005-06 compared to the corresponding period in the prior year. The increase is principally due to mobile interconnection revenue reflecting continued growth in text messaging activity (see “Mobile Revenue”).

NZ OPERATIONS

Mobile Revenue

	Quarter ended 30 September
	2005	2004	Change %
Mobile revenue ($m)
Voice revenue	131	125	4.8
Data revenue	38	22	72.7

Mobile voice and data	169	147	15.0
Other mobile	19	19	—

Total mobile	188	166	13.3

Call minutes (m)	322	295	9.2

Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	70.5	74.8	(5.7)
Prepaid	10.6	8.6	23.3
Total	34.3	36.2	(5.2)

Voice	26.6	30.8	(13.6)
Data	7.7	5.4	42.6

CDMA	44.8	60.0	(25.3)
TDMA	6.2	10.3	(39.8)

Total ARPU including interconnection	47.2	50.7	(6.9)

Mobile voice and data revenue increased by $22 million (15.0%) for Q1 2005-06 compared to the corresponding period in the prior year. This increase reflected growth in data revenues through higher data volumes. Voice revenues have increased as a result of a higher connection base. Call minutes for Q1 2005-06 increased 9.2% compared to Q1 2004-05, primarily due to growth in the connection base.

Other mobile revenue for Q1 2005-06 was stable compared to the corresponding period in the prior year, with the impact of the reduction in the number of Telecom Retail outlets following the sale of 15 stores in Q1 2004-05 being offset by increased sales following the relocation and refurbishment of Telecom Retail outlets and strong handset sales revenues.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Postpaid ARPU decreased 5.7% while prepaid ARPU increased by 23.3% for Q1 2005-06. Postpaid ARPU have decreased due to the dilution impact of the integrated call plan offering that has a zero access fee element, which is popular with customers that would have previously connected as prepaid. Prepaid ARPU have increased due to increased data revenues. Total ARPU (excluding interconnection) for Q1 2005-06 decreased 5.2% compared to Q1 2004-05 due to the decrease in postpaid ARPU and the higher percentage of prepaid customers on the base. CDMA ARPU have decreased due to a decrease in postpaid ARPU and an increasing proportion of prepaid connections in the CDMA base.

Revenue from CDMA connections now comprises approximately 95% of total Q1 2005-06 mobile voice and data revenues, compared to 85% in Q1 2004-05.

Total ARPU including interconnection decreased by 6.9% for Q1 2005-06 compared to Q1 2004-05, predominantly due to the decrease in postpaid ARPU and lower per user interconnection revenues (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

NZ OPERATIONS

	30 September 2005			30 September 2004
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)

CDMA
CDMA One	34	92	126	81	104	185
IXRTT/EVDO	572	559	1,131	366	200	566

Total CDMA connections	606	651	1,257	447	304	751
Three month active base (%)	100	95	97	100	95	98

TDMA
Analogue	23	189	212	37	264	301
Digital	31	167	198	88	222	310

Total TDMA connections	54	356	410	125	486	611
Three month active base (%)	100	78	81	100	78	82

Internal connections (CDMA)	6	—	6	5	—	5

Total Connections	666	1,007	1,673	577	790	1,367

Total connections of 1,673,000 at 30 September 2005 grew by 306,000 (22.4%) over the twelve month period from 1,367,000 at 30 September 2004 and by 72,000 (4.5%) from 1,601,000 at 30 June 2005. Of the 30 September 2005 total connection base, 39.8% were postpaid connections, while 60.2% were prepaid connections.

Telecom had approximately 1,263,000 CDMA connections (including internal connections) at 30 September 2005, comprising 75.5% of total connections. CDMA external connections have increased by 506,000 (67.4%) over the 12 month period from 751,000 at 30 September 2004, with CDMA postpaid external connections increasing by 159,000 and CDMA prepaid connections by 347,000. CDMA external connections increased by 140,000 (12.5%) over the current quarter from 1,117,000 at 30 June 2005. Of the total CDMA connection base at 30 September 2005, 48.5% were postpaid connections and 51.5% were prepaid connections.

NZ OPERATIONS

Data Revenue

Data revenue increased by $6 million (5.9%) for Q1 2005-06 compared to the corresponding period in the prior year. A breakdown of the key components of data revenue is provided in the following table:

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Data revenue
Managed IP data services:
Lanlink	25	22	13.6
Private office and high speed data	12	7	71.4
Other IP data	2	2	—

	39	31	25.8

Traditional data services:
Frame relay	7	7	—
Digital data services	17	19	(10.5)
ISDN	25	25	—
Leased data services	14	12	16.7
IP Net / Netgate	2	2	—
Miscellaneous data	4	6	(33.3)

	69	71	(2.8)

Total Data Revenue	108	102	5.9

Retail data	87	82	6.1
Wholesale data	21	20	5.0

	108	102	5.9

Data revenue growth for Q1 2005-06 has been driven by increased managed IP data services, while revenue from traditional data services has declined.

Managed IP data services revenue increased by $8 million (25.8%) for Q1 2005-06 compared to the corresponding period in the prior year. Lanlink growth of $3 million for Q1 2005-06 was due to a combination of increased connections and revenue from managing traffic on behalf of Lanlink customers. Private office and high speed data growth of $5 million for Q1 2005-06 reflects growth in private office connectivity and increased management of customers’ private office networks.

Traditional data services revenue declined by $2 million (2.8%) for Q1 2005-06 compared to the corresponding period in the prior year. The decrease is largely due to product substitution as customers migrate to broadband and managed IP data services.

NZ OPERATIONS

Broadband and Internet Revenue

	Quarter ended 30 September
	2005	2004	Change %
Broadband revenue ($m)
Broadband revenue	59	37	59.5
Value added services revenue	4	4	—

Total broadband revenue	63	41	53.7

Retail	57	40	42.5
Wholesale	6	1	500.0

	63	41	53.7

Broadband connections* (000s)
Residential
Retail	191	63	203.2
Resale (Jestream partnering programme)	6	11	(45.5)
Wholesale	47	—	NM

Total Residential	244	74	229.7

Business
Retail	43	31	38.7
Resale (Jestream partnering programme)	6	8	(25.0)
Wholesale	9	2	350.0

Total Business	58	41	41.5

Total Connections
Retail	234	94	148.9
Resale (Jestream partnering programme)	12	19	(36.8)
Wholesale	56	2	NM

Total Connections	302	115	162.6

Internet revenue ($m)
Internet revenue	20	25	(20.0)

Active dial-up customers at period end (000s)	360	434	(17.1)
Total dial-up hours (m)	27.3	41.1	(33.6)
Average hours per active customer per month	24.8	31.6	(21.5)

Total Broadband and Internet Revenue ($m)	83	66	25.8

NM = Not a Meaningful Comparison

*	Broadband connections include all plans with download speeds of 256 kbps or greater

Broadband revenue increased by $22 million (53.7%) for Q1 2004-05 compared to the corresponding period in the prior year, driven by the continued uptake of Telecom’s broadband service. Total broadband connections of approximately 302,000 at 30 September 2005 increased by 187,000 (162.6%) from 30 September 2004, and by 42,000 since June 2005 with residential connections increasing 38,000 and business connections increasing 4,000. Of the 38,000 growth in residential connections, wholesale connections grew by 17,000, retail connections grew by 26,000, partly offset by a decline in resale (Jetstream partnering programme) connections of 5,000.

NZ OPERATIONS

In addition to broadband connections at 30 September 2005, Telecom had approximately 3,000 connections on lower speed plans (i.e. less than 256 kilobits per second), a decrease of approximately 21,000 from 30 September 2004. These lower speed connections are being progressively migrated to high speed plans (256 kilobits per second or greater).

Internet revenue decreased $5 million (20.0%) for Q1 2005-06 driven by the continued migration of customers from dial-up internet to broadband. Total dial-up internet connections of approximately 360,000 at 30 September 2005 decreased by 74,000 (17.1%) from 30 September 2004.

IT Services Revenue

IT services revenue includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services.

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Procurement	39	27	44.4
Software solutions	6	5	20.0
IT solutions	40	31	29.0
Network delivered services	3	2	50.0
Other revenues	5	6	(16.7)

Total IT Services Revenue	93	71	31.0

IT services revenue increased by $22 million (31.0%) compared to the corresponding period in the prior year. Included in this revenue growth is Computerland revenue of $19 million for July and August 2005. Excluding this Computerland revenue, underlying IT services revenue grew $3 million (4.2%) for Q1 2005-06 due to growth in the existing IT services business.

Directories Revenue

Directories revenue of $62 million increased by $5 million (8.8%) for Q1 2005-06 compared to the corresponding period in the prior year. Growth for Q1 2005-06 was driven by both price and volume increases.

NZ OPERATIONS

Other Operating Revenue

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Other operating revenue
Equipment sales	8	10	(20.0)
Other International	8	7	14.3
TSO revenue	4	4	—
Other miscellaneous revenue	3	4	(25.0)

	23	25	(8.0)

Other operating revenue decreased by $2 million (8.0%) for Q1 2005-06 due to lower equipment sales and lower other miscellaneous revenue, partly offset by higher other international revenue.

Internal Revenue

Internal revenue decreased by $2 million (11.1%) for Q1 2005-06 compared to the corresponding period in the prior year. The Q1 2005-06 decline was largely due to lower internal trans-Tasman IT services revenue partly offset by higher outbound calling revenues for traffic terminated on behalf of the Australian operations.

Operations and Support Expenses

Labour

	Quarter ended 30 September
	2005	2004	Change %
Labour ($m)
Wired	88	79	11.4
Wireless	10	8	25.0
IT Services	32	28	14.3
International	6	6	—

	136	121	12.4

Personnel numbers
Total staff at 30 September	6,287	6,019	4.5

Labour expense increased by $15 million (12.4%) for Q1 2005-06 compared to the corresponding period in the prior year. Included within the increased labour expense is Computerland labour of $4 million for July and August 2005. Excluding Computerland labour, total labour costs increased by $11 million (9.1%) for Q1 2005-06, due to a combination of additional resources focused on key customer related areas (including call centre support and frontline sales), insourcing core activities (broadband helpdesk and IT operations staff) and salary increases in line with market movements.

Personnel numbers of 6,287 at 30 September 2005 increased by 268 (4.5%) compared to 30 September 2004. The increase in personnel numbers results from a move to build internal capability to support the IT capital programme, and increased resources to support strategic initiatives (including additional call centre support and frontline sales).

NZ OPERATIONS

Intercarrier costs

	Quarter ended 30 September
	2005 $ m	2004 $ m	Change %
Land to mobile, mobile to 0800 interconnection	28	29	(3.4)
Mobile interconnection	28	24	16.7
International settlements	72	62	16.1

	128	115	11.3

Intercarrier costs increased by $13 million (11.3%) for Q1 2005-06 compared to the corresponding period in the prior year, with both mobile interconnection and international settlement costs increasing.

Mobile interconnection increased by $4 million (16.7%) for Q1 2005-06 due to increased data volumes. International settlement costs increased by $10 million (16.1%) for Q1 2005-06 largely due to strong growth in international transit volumes (see “International Calling Revenue” for the corresponding increase in transit revenue).

NZ OPERATIONS

Other operating expenses

	Quarter ended 30 September
	2005 $ m	2004 $ m	Change %
Other operating expenses
Direct costs:
Direct contractor costs	32	36	(11.1)
International cable maintenance and restoration	4	3	33.3
Support contracts and other direct costs	22	22	—

Total direct costs	58	61	(4.9)

Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	80	57	40.4
IT services	51	36	41.7
Broadband and internet, directories & other	25	23	8.7

Total other sales costs	156	116	34.5

Computer costs	37	33	12.1
Advertising, promotions and communications	24	24	—
Accommodation costs	21	18	16.7
Outsourcing	7	7	—
Travel	4	5	(20.0)
Bad Debts	6	4	50.0
Other	17	18	(5.6)

	330	286	15.4

Other operating expenses increased by $44 million (15.4%) for Q1 2005-06 compared to the corresponding period in the prior year. Included within this increase were other operating expenses associated with the Computerland business of $14 million for July and August 2005. Excluding the growth attributable to Computerland, other operating expenses increased $30 million (10.5%) for Q1 2005-06.

Direct costs decreased by $3 million (4.9%) for Q1 2005-06 with savings generated from the rationalisation of maintenance and provisioning contracts partly offset by increased provisioning costs associated with higher broadband connections.

Other sales costs increased by $40 million (34.5%) for Q1 2005-06 compared to the corresponding period in the prior year. Included within this increase were other sales costs associated with the Computerland business of $12 million. Excluding this, other sales costs increased $28 million (24.1%) for Q1 2005-06. Mobile acquisitions, upgrades and commissions increased by $23 million (40.4%) for Q1 2005-06 compared to the corresponding period in the prior year, driven by growth in connections.

Other sales costs for IT services, excluding the growth attributable to Computerland, increased by $3 million (8.3%) for Q1 2005-06. Broadband and internet, directories and other costs increased by $2 million (8.7%) for Q1 2005-06 largely due to growth in broadband connections.

Accommodation costs increased by $3 million (16.7%) for Q1 2005-06 largely due to higher lease and rental costs and higher electricity costs.

Bad debts increased by $2 million (50.0%), principally as a result of higher recoveries in Q1 2004-05.

NZ OPERATIONS

Internal Expenses

Internal expenses decreased by $3 million (42.9%) for Q1 2005-06 compared to the corresponding period in the prior year, with Q1 2004-05 recording high internal costs associated with internal trans–Tasman IT services revenues.

Depreciation and amortisation

	Quarter ended 30 September
	2005 $ m	2004 $ m	Change %
Depreciation
Wired	69	74	(6.8)
Wireless	14	22	(36.4)
IT Services	2	2	—
International	7	8	(12.5)

	92	106	(13.2)

Amortisation
Wired	21	15	40.0
Wireless	3	4	(25.0)
International	9	8	12.5

	33	27	22.2

Depreciation and amortisation decreased by $8 million (6.0%) for Q1 2005-06 compared to the corresponding period in the prior year.

Amortisation expense primarily relates to software assets (Wired), spectrum licences (Wireless) and international cable capacity (International).

The decline in Wired depreciation of $5 million (6.8%) for Q1 2005-06 is substantially due to a realignment of asset depreciable lives to reflect the useful lives of the underlying assets. This has resulted in a net credit of $4 million in Q1 2005-06. The decline in the Wireless depreciation of $8 million (36.4%) for Q1 2005-06 is due largely to the final impairment on the TDMA mobile network recorded in Q4 2004-05. The increase in amortisation of $6 million (22.2%) for Q1 2005-06 is primarily due to increased capital expenditure on software assets.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Two reporting business units together constitute Australian Operations. These are Australian Consumer and Australian Business.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Quarter ended 30 September
	2005 $ m	2004 $ m	Change %
Operating revenues
Local service	9	11	(18.2)
Calling	104	117	(11.1)
Mobile	26	39	(33.3)
Interconnection	11	10	10.0
Data	45	50	(10.0)
Broadband and internet	25	22	13.6
Resale	83	82	1.2
Other operating revenue	16	17	(5.9)
Internal revenue	5	5	—

	324	353	(8.2)

Operating expenses
Labour	53	47	12.8
Intercarrier costs	164	187	(12.3)
Other operating expenses	62	69	(10.1)
Internal expenses	17	17	—

	296	320	(7.5)

EBITDA	28	33	(15.2)
Depreciation	33	33	—
Amortisation	9	7	28.6

Earnings/(loss) from operations	(14)	(7)	100.0

Business Unit Contribution
Australian Consumer	36	33	9.1
Australian Business	49	56	(12.5)
Support Functions	(57)	(56)	1.8

EBITDA	28	33	(15.2)

Reported New Zealand Dollar (“NZD”) results for Australian Operations are impacted by movements in exchange rates. The NZD weakened slightly against the AUD. As a result, reported NZD revenue increased by approximately $3 million for Q1 2005-06 and expenses increased by approximately $2 million, resulting in EBITDA increasing by approximately $1 million for Q1 2005-06. The average exchange rate decreased 1.1% for Q1 2005-06 compared to the corresponding period in the prior year.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Quarter ended 30 September
	2005 A$m	2004 A$m	Change %
Operating revenues
Local service	8	10	(20.0)
Calling	95	107	(11.2)
Mobile	24	37	(35.1)
Interconnection	10	10	—
Data	41	46	(10.9)
Broadband and internet	23	21	9.5
Resale	76	75	1.3
Other operating revenue	14	16	(12.5)
Internal revenue	5	4	25.0

	296	326	(9.2)

Operating expenses
Labour	49	42	16.7
Intercarrier costs	151	172	(12.2)
Other operating expenses	56	66	(15.2)
Internal expenses	14	17	(17.6)

	270	297	(9.1)

EBITDA	26	29	(10.3)
Depreciation	29	29	—
Amortisation	9	7	28.6

Earnings/(loss) from operations	(12)	(7)	71.4

Business Unit Contribution
Australian Consumer	33	31	6.5
Australian Business	45	50	(10.0)
Support Functions	(52)	(52)	—

EBITDA	26	29	(10.3)

An analysis of Australian Operations results by business units follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in Australian dollars.

Australian Operations have continued to operate in an intensely competitive market, especially in the corporate and large business sectors. As outlined in Q3 2004-05, AAPT confirmed its focus on the SME and mass-market segments with an acceleration of investment in product development, indirect channels, telesales capability, and business support and operating support systems. In Q1 2005-06, capital expenditure of $11 million has been made as part of these ongoing strategic initiatives.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer unit includes the full range of fixed, internet, pay TV and mobile telecommunications services provided to residential and small business customers of AAPT.

Australian Consumer - Results of Operations

	Quarter ended 30 September
	2005 A$m	2004 A$m	Change %
Operating revenues
Calling	45	53	(15.1)
Mobile	18	31	(41.9)
Data	1	1	—
Broadband and internet	6	3	100.0
Resale	66	67	(1.5)
Other operating revenue	1	—	NM

	137	155	(11.6)
Operating expenses
Labour	3	3	—
Intercarrier costs	80	92	(13.0)
Other operating expenses	20	27	(25.9)
Internal expenses	1	2	(50.0)

	104	124	(16.1)

Business Unit Contribution	33	31	6.5

NM = Not a Meaningful Comparison

Overview of Results

Revenues decreased by $18 million (11.6%) compared to the corresponding period in the prior year. The decrease was driven by mobile revenues declining due to the decision to move away from selling mobile as a stand-alone product. Calling revenue declined, as a result of price decreases driven by capped offerings and lower customer numbers. Data and internet revenue grew, driven by the increase in customers and the trend to upgrade from dial-up to broadband.

Business unit contribution increased slightly compared to the corresponding period in the prior year due to a greater reduction in operating expenses than the decline in revenue.

The active fixed line customer base at 30 September 2005 of 437,000 decreased by 4.4% compared to the prior year. However, full service customers increased by 9.7% to 87.3% of the fixed line base and bundled customers increased by 107.4% to 36.3% of the fixed line base compared to the prior year. This has resulted in an increase in total services compared to the prior year.

AUSTRALIAN CONSUMER

Calling Revenue

	Quarter ended 30 September
	2005	2004	Change %
National calls
Revenue (A$m)	13	17	(23.5)
Call minutes (m)	187	199	(6.0)
Average price (A$ cents)	7.0	8.5	(17.6)

Calls to mobile networks
Revenue (A$m)	25	28	(10.7)
Call minutes (m)	65	72	(9.7)
Average price (A$ cents)	38.5	38.9	(1.0)

International calling revenue
Total International calling (A$m)	7	8	(12.5)
Call minutes (m)	35	39	(10.3)
Average price (A$ cents)	20.0	20.5	(2.4)

Total calling revenue (A$m)	45	53	(15.1)
Resale revenue (A$m)	66	67	(1.5)

Total calling and resale revenue (A$m)	111	120	(7.5)

Fixed line customer numbers (000s)	437	457	(4.4)
Average revenue per fixed line customer (A$ per month)	84.7	87.5	(3.2)

In total, calling and resale revenue of $111 million for Q1 2005-06 decreased $9 million (7.5%) compared to the corresponding period in the prior year. The growth in full service customers meant that resale revenue remained stable. The volume of national calling and calls to mobile networks minutes fell for Q1 2005-06 as a result of the reduction in fixed line customers and fixed to mobile substitution. Average revenue per minute for national calling and calls to mobile networks declined due to an increase in call duration and price caps.

The fixed line customer base at 30 September 2005 decreased by 4.4% compared to the prior year. Average revenue per fixed line customer was 3.2% lower in Q1 2005-06, driven by the move to capped offers. AAPT continues to target customers who are higher users of calling products as well as customers who use multiple services. 36.3% of fixed line customers now buy internet and/or mobile services in addition to fixed line offerings, up from 29.6% in June 2005, 25.8% in March 2005 and 21.2% in December 2004.

AUSTRALIAN CONSUMER

Mobile Revenue

	Quarter ended 30 September
	2005	2004	Change %
Mobile revenue (A$m)	18	31	(41.9)

Call minutes (m)	23	34	(32.4)

Connections at period end (000s)
Postpaid	128	135	(5.2)
Prepaid	24	44	(45.5)

Total	152	179	(15.1)

ARPU (A$ per month)	39.5	57.7	(31.5)

Mobile revenue declined by $13 million (41.9%) in Q1 2005-06 compared to the corresponding period in the prior year. This is mainly due to a shift away from handset sales ($4 million), and stand-alone mobile users ($11 million) offset by an increase in bundled mobile users ($2 million). These trends reflect the strategy of selling mobiles as part of a bundle only and not as stand-alone products.

Data Revenue

Data revenue is predominantly Foxtel subscriptions (4,000 subscribers) and was stable for Q1 2005-06 compared to the corresponding period in the prior year.

Broadband and Internet Revenue

Internet revenue increased $3 million (100.0%) for Q1 2005-06 compared to the corresponding period in the prior year. This increase was the result of growth in dial-up and broadband customers, partly offset by price decreases driven by competitive activity in the sector. Customer numbers across these products grew from 64,000 at 30 September 2004 to 142,000 at 30 September 2005 (an increase of 121.9%).

AUSTRALIAN CONSUMER

Operating Expenses

Labour

	Quarter ended 30 September
	2005	2004	Change %
Labour (A$m)	3	3	—

Personnel numbers
Total staff at 30 September	87	76	14.5

The labour expense remained stable despite a small increase in operational staff.

Intercarrier costs

Intercarrier costs decreased by $12 million (13.0%) and other sales costs decreased $5 million (71.4%) for Q1 2005-06 compared to the corresponding period in the prior year. The gross margin percentage increased 11.0% for Q1 2005-06 compared to the corresponding period in the prior year, reflecting a change in the product mix including a reduction in the number of mobile handsets sold.

Other operating expenses

	Quarter ended 30 September
	2005 A$m	2004 A$m	Change %
Dealer commissions	7	9	(22.2)
Advertising, promotions and communications	6	5	20.0
Bad debts	1	4	(75.0)
Other sales costs	2	7	(71.4)
Other operating expenses	4	2	100.0

	20	27	(25.9)

Other operating expenses decreased by $7 million (25.9%) for Q1 2005-06 compared to the corresponding period in the prior year. This was primarily due to the reduction in other sales costs. Other sales costs represents non carrier-related cost of sales and includes mobile handsets. Bad debt expense decreased in Q1 2005-06 due to improved debtor management and collection performance. Lower dealer commissions were predominantly the result of the move away from selling mobiles as a stand-alone product.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business unit includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the telecommunications services provided by TCNZA to corporate customers.

Australian Business - Results of Operations

	Quarter ended 30 September
	2005 A$m	2004 A$m	Change %
Operating revenues
Local service	8	10	(20.0)
Calling	50	54	(7.4)
Mobile	6	6	—
Interconnection	10	10	—
Data	40	45	(11.1)
Broadband and internet	17	18	(5.6)
Resale	10	8	25.0
Other operating revenue	13	16	(18.8)
Internal revenue	5	4	25.0

	159	171	(7.0)
Operating expenses
Labour	15	13	15.4
Intercarrier costs	71	80	(11.3)
Other operating expenses	15	13	15.4
Internal expenses	13	15	(13.3)

	114	121	(5.8)

Business Unit Contribution	45	50	(10.0)

Overview of Results

Revenue declined by $12 million (7.0%) in Q1 2005-06 compared to the corresponding period in the prior year. Year on year, volume growth across most targeted lines continued but was offset by lower prices across all voice, interconnect and internet products. For Q1 2005-06, calling volumes and revenue decreases in the retail market were only partly offset by increased volumes with lower prices in the wholesale business. Resale revenues grew in wholesale while the loss of a high volume, low margin data contract negatively impacted data revenues.

Business unit contribution decreased by $5 million (10.0%) in Q1 2005-06 compared to the corresponding period in the prior year. This decrease was driven by lower prices and lower operating margins.

AUSTRALIAN BUSINESS

Calling Revenue

	Quarter ended 30 September
	2005	2004	Change %
National calls
Revenue (A$m)	15	19	(21.1)
Call minutes (m)	287	330	(13.0)
Average price (A$ cents)	5.2	5.8	(10.3)

Calls to mobile networks
Revenue (A$m)	22	21	4.8
Call minutes (m)	106	93	14.0
Average price (A$ cents)	20.8	22.6	(8.0)

International calling revenue
Revenue (A$m)	13	14	(7.1)
Call minutes (m)	174	129	34.9
Average price (A$ cents)	7.5	10.9	(31.2)

Total calling revenue (A$m)	50	54	(7.4)

Revenue from national calls decreased by $4 million (21.1%) in Q1 2005-06 compared to the corresponding period in the prior year. National volumes decreased 13.0% in Q1 2005-06 with the loss of a high volume, low margin corporate customer and general declines in other retail and corporate customer volumes.

Revenue from calls to mobile networks in Q1 2005-06 increased $1 million (4.8%) compared to the corresponding period in the prior year as wholesale volume growth was partly offset by retail volume declines and lower prices.

International revenue decreased $1 million (7.1%) in Q1 2005-06 compared to the corresponding period in the prior year despite a significant increase in call minutes. This was a consequence of growth in wholesale business with calling card providers offset by price declines.

Interconnection Revenue

Interconnection revenue was stable in Q1 2005-06 compared to the corresponding period in the prior year as a significant increase in volume was offset by a decline in price.

Data Revenue

Data revenue decreased $5 million (11.1%) in Q1 2005-06 compared to the corresponding period in the prior year. Data revenue decreased due to the loss of one large volume, low margin corporate customer despite growth in the wholesale business.

Broadband and Internet Revenue

Broadband and internet revenue decreased $1 million (5.6%) in Q1 2005-06 compared to the corresponding period in the prior year. IP revenue decreased slightly as volume declines in the retail business were almost offset by growth in the wholesale business, despite continuing aggressive pricing in the market.

AUSTRALIAN BUSINESS

Resale Revenue

Resale revenue increased $2 million (25.0%) in Q1 2005-06 compared to the corresponding period in the prior year. Growth occurred in both the retail and wholesale businesses.

Other Operating Revenue

Other operating revenue decreased by $3 million (18.8%) in Q1 2005-06 compared to the corresponding period in the prior year due to lower project revenue and equipment sales.

Operating Expenses

Labour

	Quarter ended 30 September
	2005	2004	Change %
Labour (A$m)	15	13	15.4

Personnel numbers
Total staff at 30 September	473	319	48.3

Labour costs increased by $2 million (15.4%) in Q1 2005-06 compared to the corresponding period in the prior year. As part of the strategic initiatives announced in Q3 2004-05 to reposition the business, the existing telesales centres were expanded and new outbound telesales centres established. These changes resulted in an additional 176 personnel, increasing labour costs for Q1 2005-06 compared to the prior corresponding quarter.

Intercarrier Costs

Intercarrier costs decreased by $9 million (11.3%) while other sales costs increased by $1 million (50.0%) in Q1 2005-06 compared to the corresponding period in the prior year. Gross margin increased slightly, improving to 53.5% in Q1 2005-06 from 51.2% in Q4 2004-05.

AUSTRALIAN BUSINESS

Other operating expenses

	Quarter ended 30 September
	2005 A$m	2004 A$m	Change %
Direct costs	4	6	(33.3)
Advertising, promotions and communications	3	1	200.0
Accomodation and travel	1	1	—
Bad debts	1	2	(50.0)
Other sales costs	3	2	50.0
Other operating expenses	3	1	200.0

	15	13	15.4

Direct costs are driven partly by project revenue and decreased by $2 million in Q1 2005-06 compared to the corresponding period in the prior year. As project revenue is down for the quarter, direct costs are correspondingly lower. Bad debt expense decreased by $1 million in Q1 2005-06 compared to the corresponding period in the prior year due to improved credit checking and collection processes. Advertising costs increased by $2 million in Q1 2005-06 because of increased marketing activities.

SUPPORT FUNCTIONS

SUPPORT FUNCTIONS

Certain support business groups within Australian Operations provide services to both the Consumer and Business units. An analysis of support function costs is provided in the table below.

	Quarter ended 30 September
	2005	2004	Change %
Labour (A$m)	31	26	19.2
Other operating expenses (A$m)	21	26	(19.2)

	52	52	—

Business Unit Contribution (A$m)	(52)	(52)	—

Personnel numbers
Total staff at 30 September	1,617	1,265	27.8

Labour

Labour costs increased by $5 million (19.2%) in Q1 2005-06 compared to the corresponding period in the prior year. This is primarily driven by an increase in headcount of 352 (27.8%). The increases occurred in the contact centres, new telesales centres, managed services/provisioning and IT staff engaged in operational improvements.

In Q3 2004-05, a decision to increase the capacity of internal sales capability was made. The existing outbound telesales centres in Brisbane and Melbourne were expanded, resulting in an additional 39 personnel in the current quarter. The increase in contact centres personnel relates to inbound capabilities for customer care and service.

Other operating expenses

Total other operating expenses decreased by $5 million (19.2%) in Q1 2005-06 compared to the corresponding period in the prior year. This was the result of a decrease in consultancy and outsourcing costs and reduced accruals for bonuses and other operating expenses.

AUSTRALIAN OPERATIONS

Depreciation and amortisation

	Quarter ended 30 September
	2005 A$m	2004 A$m	Change %
Depreciation	29	29	—
Amortisation	9	7	28.6

	38	36	5.6

The increase in amortisation of $2 million (28.6%) for Q1 2005-06 is primarily due to increased capital expenditure on software assets.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs and the amortisation of intangibles. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Quarter ended 30 September
	2005	2004	Change %
Revenue
Other operating revenue ($m)	2	1	100.0
Internal revenue ($m)	1	1	—

	3	2	50.0

Operating expenses
Labour ($m)	14	11	27.3
Computer costs ($m)	2	2	—
Advertising ($m)	3	1	200.0
Other operating costs ($m)	9	7	28.6
Internal expenses ( $m)	1	—	NM

	29	21	38.1
Amortisation
Amortisation of intangibles ( $m)	3	2	50.0

	3	2	50.0

Personnel numbers
Total staff at 30 September	296	265	11.7

NM = Not a Meaningful Comparison

Corporate revenue includes Southern Cross support fees received of $2 million for Q1 2005-06 compared to dividend income of $1 million for Q1 2004-05.

Operating expenses increased by $8 million (38.1%) for Q1 2005-06 due to higher labour, advertising and other costs (principally consultants and legal). Restructuring initiatives implemented in Q1 2005-06 have resulted in some advertising, consultant and legal costs being centralised. The same initiatives have also brought in-house the majority of the legal and human resources teams, increasing the overall corporate labour costs.

CAPITAL EXPENDITURE

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
NZ Wired
Growth	47	44	6.8
Upgrades and replacements	31	15	106.7
New Investment
Product development	1	2	(50.0)
New network capability	17	8	112.5
New IS capability	9	16	(43.8)

Total New Investment	27	26	3.8

Total NZ Wired	105	85	23.5
NZ Wireless	20	13	53.8
International	2	3	(33.3)
Australian Operations	26	25	4.0
Corporate and Other	5	4	25.0

	158	130	21.5

Total capital expenditure of $158 million for Q1 2005-06 has increased by $28 million (21.5%) compared to Q1 2004-05 with increases across all business areas except International.

The NZ Wired investment for growth of $47 million increased by $3 million (6.8%) compared to the corresponding period in the prior year, driven by increased demand for broadband services. Growth covers those capital costs directly associated with meeting demand for, and extending coverage of, existing products and services. This includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

The NZ Wired upgrades and replacements investment of $31 million increased by $16 million (106.7%) compared to the corresponding period in the prior year. This increase is driven largely by planned increased activity, including the purchase rather than lease of data centre equipment, the ongoing replacement of the Xtra email platform and the upgrading of network cables. Upgrades and replacements include capital expenditure not directly associated with meeting growth or development of new capabilities. Upgrades and replacements includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, mobile phones for staff use and Telecom’s own internal voice and data networks. Capital costs incurred by Telecom in acquiring and refreshing client networks included in managed ICT solutions are part of this category.

NZ Wired investment in new capabilities of $27 million increased by $1 million (3.8%) compared to the corresponding period in the prior year. The increase is due to higher network infrastructure investment with an associated reduction in information systems infrastructure investment. The network investment relates to establishment of major foundation capability across several systems. New investment involves the development of new products and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability).

NZ Wireless investment of $20 million increased by $7 million (53.8%) compared to the corresponding period in the prior year. The increase is due to the expansion of CDMA capacity to meet growth and the expansion of the EV-DO 3G mobile network coverage to provincial centres.

International investment of $2 million reduced by $1 million (33.3%) compared to the corresponding period in the prior year.

For the year ended 30 June 2006, Telecom currently expects total capital expenditure of approximately $750 million with the potential for this to increase by up to $25 million dependent on success rates in future large enterprise bids. Of the $750 million, approximately $470 million relates to NZ Wired, $90 million to NZ Wireless, $15 million to International, $140 million to Australian Operations and $35 million to Corporate and Other.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Review of the Telecommunications Act 2001

The Minister of Communications announced in October 2004 that the Government was to undertake a review of the Telecommunications Act 2001. A discussion document was released by the Ministry of Economic Development in November 2004.

The primary purpose of the review was stated to be fine-tuning and, where necessary, clarification of processes under the Act.

The following have been identified as areas where improvements can be made:

•	speed of resolution of key terms and conditions for supply of regulated services, including monitoring and enforcement issues

•	certainty and speed of processes for adding or altering regulated services

•	clarifying aspects of the TSO process

•	addressing a number of other implementation issues such as clarifying definitions, interpretations and information disclosure requirements that support World Trade Organisation commitments.

The implementation review was expected to identify both potential legislative and non-legislative initiatives that could improve achievement of the Act’s objectives, including the promotion of competition for the long-term benefit of end-users of telecommunications services.

The industry had the opportunity to submit and cross-submit on the various proposals and after a recommendation from the Ministry, the Minister has recommended the drafting of a bill which is expected to be introduced into parliament early next year.

Mobile Termination Rates

The Commerce Commission (“the Commission”) has undertaken an investigation under the Telecommunications Act 2001 into whether termination rates for fixed line calls to mobile phones should be regulated.

The Commission commenced the investigation in May 2004 after considering complaints that a potential lack of competition in the wholesale market for terminating mobile calls may be resulting in unreasonably high charges for fixed-to-mobile calls.

The Commission presented its final recommendation to the Minister in June 2005. It recommended regulating the mobile termination price for voice calls on existing mobile networks, while excluding 3G from regulation. The Commission, however, considered that Telecom’s CDMA1XRTT and EV-DO networks were not 3G voice networks and were therefore captured by the proposed regulation.

In August 2005, the Minister announced that he was requiring the Commission to reconsider its recommendation. The Commission is currently expected to complete this process by the end of the 2005 calendar year.

Final Pricing Principles – Wholesaling and Interconnection

The Commission is currently working through the final pricing principles for residential and business wholesale and interconnection.

The interconnection price is the charge payable by one carrier to the other for handling calls between networks. This includes the local end of toll calls, toll-free calls and fixed to mobile calls. A draft report in relation to interconnection has been released, identifying the draft Total Service Long Run Incremental Cost (“TSLRIC”) price of 1.00 cents per minute (“cpm”) compared to the initial benchmarked price of 1.13cpm. The term of the determination is 1 June 2002 to the date of the final price review determination. It is proposed that Telecom and TelstraClear must repay any overpayments made during the relevant term (the difference between the TSLRIC and benchmarked price) within 30 days of the date of the final determination.

In relation to business and residential wholesale, an issues paper on avoided costs saved was released and commented upon. The Commission has subsequently required Telecom to calculate the wholesale discount for regulated services.

Calculating Telecommunication Service Obligations Losses

In April 2005 the Commission released its final determination on the calculation of Telecom’s net cost of complying with the Telecommunication Service Obligation (“TSO”) for the period 1 July 2002 to 30 June 2003. The Commission assessed the net cost at $56.8 million, down $8.9 million on the previous annualised figure.

The cost was apportioned on the basis of net revenue between Telecom (72.8%), TelstraClear (5.3%), Vodafone New Zealand (21.2%), and minor carriers (0.7% collectively). The parties are also required to pay Telecom for the loss of use of the amounts owing back to 1 July 2002.

The process for calculating the loss for the next period, 1 July 2003 to 30 June 2004, is at a preliminary information-gathering stage.

Unbundled Bitstream Service (“UBS”)

In October 2004 Telecom released, as a result of the local loop unbundling investigation, the first UBS product. In March 2005 Telecom launched additional 1 Mbps and 2 Mbps residential UBS services, with high-speed business services launched in June 2005.

In December 2004 TelstraClear applied to the Commerce Commission for a determination on UBS. The Commission issued a draft determination in April 2005 and a public conference was held in July 2005.

In October 2005 the Commission released its statement for consultation on TelstraClear’s application for bitstream access.

In its latest statement the Commission now considers that a bitstream access service with a constrained downstream speed would not assist the promotion of competition for the long-term benefit of end users. It considers that Telecom should provide TelstraClear with bitstream access with a downstream speed set at the technical maximum of Telecom’s equipment, even though this could adversely effect the service availability to some end users.

Submissions were due on 27 October, after which the Commission is expected to issue its final determination.

Unbundled Partial Circuits (“UPC”)

In October 2004 the Commission advised it accepted that Telecom was complying with the undertakings made to the Commission in respect of the pricing of UPC. Consequently the Commission has concluded that there is currently no reason to investigate whether further unbundling of Telecom’s data networks is required.

Number Portability

In August 2005 the Commission released its final determination on the cost allocation principles, and functions and standards required for number portability. It determined that number portability costs will be allocated on the following basis:

•	Industry common set-up costs of local and cellular number portability should be allocated among all providers of local and/or cellular telephone services respectively in line with market share, measured by subscriber numbers

•	Operator specific costs should be borne by each operator

•	Per-line set up costs should be recoverable by a donor network operator from a recipient network operator

•	Additional call conveyance costs will be borne by the operator, with no charges for call carriage.

In relation to the functions and standards required for number portability, the Commission clarified that the Act did not require full fixed to mobile number portability, but did allow wireless operators to participate in fixed number portability provided they are providing a fixed telephone network service. It also incorporated (with minor amendments) the codes developed by the Telecommunications Carrier’s Forum, which are now legally enforceable.

The Commission mandated that all parties to the determination must support (where relevant) fixed number portability and mobile number portability by 1 April 2007, with a soft launch scheduled to be undertaken by each carrier before 1 February 2007.

Review of Designated and Specified Services

Under section 65(1)(a) of the Act, all designated and specified services listed in Schedule 1 of the Act expire 5 years from the day on which they came into force, unless the Commission determines, following an investigation, to extend the period of operation of the service. On 19 December 2006, the thirteen designated and specified services originally included in Schedule 1 of the Act are due to expire. Those services are:

•	Interconnection with Telecom’s fixed PSTN

•	Interconnection with a fixed PSTN other than Telecom’s

•	Retail services offered by means of Telecom’s fixed telecommunications network (“FTN”)

•	Residential local access and calling service offered by means of Telecom’s FTN

•	Bundle of retail services offered by means of Telecom’s FTN

•	Retail services offered as part of a bundle by means of Telecom’s FTN

•	Local telephone number portability service

•	Cellular telephone number portability service

•	National toll-free telephone number portability service

•	Telecom’s fixed PSTN to mobile carrier pre-selection service

•	Co-location of equipment for fixed telecommunications services at sites used by Broadcast Communications Limited

•	National roaming service

•	Co-location on cellular mobile transmission sites

The Commission has indicated that it will commence reviews into extending all of the above services except the following three services: (i) national toll-free telephone number portability service, (ii) Telecom’s fixed PSTN to mobile carrier pre-selection service, and (iii) co-location of equipment for fixed telecommunications services at sites used by Broadcast Communications Limited. It will undertake its reviews of the remaining services during the course of 2006, grouping similar services together into four groupings, but has not yet determined whether it will consider possible amendments to the services at the same time.

Legal Proceedings Issued

In October 2004 Telecom issued proceedings in the High Court asking for the meaning of some provisions of the Telecommunications Act to be clarified, in order to guide future determinations by the Commission, and also to clarify whether the Commission could backdate a final pricing review determination.

In April 2005 the High Court issued its judgment on the pricing review determination. The Court declined to make the declarations relating to the pricing review applied for by Telecom. The High Court’s decision has been appealed by Telecom, but a hearing date has yet to be set.

In October 2005 the High Court issued its judgment striking out Telecom’s declaratory proceedings in relation to the meaning of two phrases in the Telecommunications Act.

In June 2005 Telecom applied to the High Court for judicial review of the Commission’s final report dated 9 June 2005 recommending that the Minister agree that mobile termination rates become a regulated service. If the services are regulated, an access seeker could apply for a determination in respect of the mobile termination rate. The proceedings are expected to be heard by the end of 2005. In the meantime, the Minister issued his decision to send the report back for reconsideration in June. The Commission is expected to issue another draft determination before the end of the year.

Commerce Act Investigations

In December 2004 the Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anticompetitive. If the Commission determines that Telecom has been acting anti-competitively it could issue proceedings seeking a declaration as to Telecom’s anticompetitive behaviour, a pecuniary penalty, an injunction restraining Telecom from engaging further in the conduct, and costs. It is unclear when the Commission’s investigation will be completed.

Commerce Act Litigation

In July 2000 the Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. The proceedings are not expected to reach trial before mid to late 2006.

In March 2004 the Commission issued proceedings against Telecom in relation to “Streamline” pricing (retail) and “Carrier Data Pricing” (wholesale) for high speed data transmission. This pricing was introduced in 2000. The Commission has alleged a breach of section 36 of the Commerce Act. The parties are still undertaking discovery and a substantive hearing is not likely to be before mid to late 2006.

Private Office Networking Application

In November 2004 TelstraClear applied to the Commission for a determination on six of Telecom’s business retail services, including Private Office Networking (“PON”). The Commission decided to investigate PON and four of the other services.

Initial submissions were delayed until March 2005, at TelstraClear’s request. Cross submissions were made in April 2005. A draft determination was issued in September 2005 to which submissions have been made, with cross-submissions due in October. The Commission will then issue a final determination. In the draft determination, all five services applied for were found to be within jurisdiction, and required to be wholesaled.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (“SCCN”). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 September 2005, Telecom held Southern Cross capacity with a book value of approximately $339 million.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of $98 million (including accrued interest). At 30 September 2005, Telecom had also provided contingent credit support of up to US$12 million in favour of SCCN’s senior bank syndicate. Telecom has earned support fees, payable by SCCN, commensurate with its level of contingent credit support.

SCCN has been successful in generating additional sales in 2005, which has enabled it to repay remaining bank debt. As at 31 October 2005, all senior bank debt had been repaid. As a result, Telecom’s contingent credit support obligations ceased.

As at 30 September 2005, SCCN was capitalised via US$30 million of shareholders’ equity and had US$120 million of shareholder advances and US$12 million of senior bank debt. SCCN also held cash reserves of approximately US$7 million. SCCN expects to collect up to US$179 million from scheduled receipts against previously committed capacity sales.

International Financial Reporting Standards (“IFRS”)

Telecom adopted NZ IFRS from 1 July 2005, resulting in changes to some of its accounting policies. As prescribed by these new standards, the 2004-05 financial results were restated in accordance with these new policies. A detailed reconciliation between the reported and restated 2004-05 results is included in the condensed financial statements for the three months ended 30 September 2005. As detailed in Telecom’s 2005 Annual Report, the main areas that impacted Telecom’s accounting policies were:

Financial instruments

All derivative financial instruments are now measured at their fair value and were brought on to the Balance Sheet. Telecom has reviewed its use of derivatives to ensure they match the terms of the debt that it they hedge. This should enable all movements in fair value to be recognised in a hedge reserve rather than through the Income Statement. This should minimise the impact on earnings although some potential for ongoing volatility in earnings is inevitable.

Goodwill amortisation

Goodwill amortisation was reversed for the year ending 30 June 2005 and no further amortisation will occur. Instead a periodic review of the carrying value is undertaken to determine if a write down is required.

Deferred taxation

The “balance sheet” approach to measuring deferred taxation resulted in a change in the deferred tax liability and a revised presentation in the Balance Sheet. The ongoing movement in this liability is unlikely to be significantly different to the movement under NZ GAAP and as such, should not impact earnings significantly.

Fair value of share options

Telecom changed the way it measured the fair value of share-based remuneration payments to comply with the recommended method of both the International and US standard setters. This resulted in a small increase in labour costs, as options that were not previously expensed were recognised, but will have little impact on an ongoing basis.

Revenue recognition

The presentation of certain lines of revenue changed, both to accommodate guidance in IFRS and also to reflect changes in the way Telecom does business. Some miscellaneous revenue items that were previously reported gross are netted against expenses under IFRS and likewise, some that were previously reported net are now reported gross. This does not have a significant impact on earnings on an ongoing basis.

Government grants

Government grants are not recognised as income. Instead any grants received are netted off against the cost of the assets they were granted to purchase. This leads to a lower fixed asset value and a lower depreciation charge.

Presentational differences

There are certain presentational changes, including reclassification of assets and the Income Statement headings. These changes do not impact the reported net earnings.

Further details

Further details are presented in both the Annual Report for the year ended 30 June 2005 and the condensed financial statements for the three months ended 30 September 2005.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

EVDO (Evolution Data Optimised) - A 3G mobile technology that delivers maximum theoretical data speeds of 2.4 Mbit/s, with speeds typically averaging 500 kbits/s in practice.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

UPC (Unbundled Partial Circuit) – A high-speed IP access service which allows access seekers to bundle and deliver internet-grade services to their markets.

VoIP (Voice over Internet Protocol) - The delivery of voice information using IP. Voice information is sent in digital form in discrete packets, rather than in the circuit committed protocols of the PSTN.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

APPENDICES

OVERVIEW OF GROUP RESULTS

	Quarter ended 30 September			%	Variation 2005:2004
(in NZ$ millions, except percentages)	2005	%	2004		$	%
Operating revenues

Local services	272	19.0	278	19.8	(6)	(2.2)
Calling
National	232	16.2	253	18.1	(21)	(8.3)
International	111	7.7	104	7.4	7	6.7
Other	12	0.8	11	0.8	1	9.1

	355	24.8	368	26.3	(13)	(3.5)

Interconnection	52	3.6	47	3.4	5	10.6
Mobile	214	14.9	205	14.6	9	4.4
Data	153	10.7	152	10.8	1	0.7
Broadband and internet	107	7.5	88	6.3	19	21.6
IT services	93	6.5	71	5.1	22	31.0
Other operating revenues
Resale	83	5.8	82	5.9	1	1.2
Directories	62	4.3	57	4.1	5	8.8
Equipment	14	1.0	16	1.1	(2)	(12.5)
Miscellaneous other	28	2.0	26	1.9	2	7.7
Dividend from investments	—	—	1	0.1	(1)	NM

	187	13.0	182	13.0	5	2.7

Total operating revenues	1,433	100.0	1,391	99.3	42	3.0

Abnormal revenue	—	—	10	0.7	(10)	NM

Total revenue	1,433	100.0	1,401	100.0	32	2.3

Operating expenses
Labour	203	14.2	179	12.8	24	13.4
Intercarrier costs	292	20.4	302	21.6	(10)	(3.3)
Other operating expenses	406	28.3	365	26.1	41	11.2

Total expenses	901	62.9	846	60.4	55	6.5

EBITDA*	532	37.1	555	39.6	(23)	(4.1)

Depreciation and amortisation	170	11.9	175	12.5	(5)	(2.9)

Earnings from operations	362	25.3	380	27.1	(18)	(4.7)

Net interest expense	(64)	(4.5)	(73)	(5.2)	9	(12.3)

Earnings before income tax	298	20.8	307	21.9	(9)	(2.9)

Income tax expense	(98)	(6.8)	(103)	(7.4)	5	(4.9)

Net earnings after income tax	200	14.0	204	14.6	(4)	(2.0)

Minority interest in profits of subsidiaries	(1)	(0.1)	(1)	(0.1)	—	—

Net earnings	199	13.9	203	14.5	(4)	(2.0)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

GROUP CASH FLOW

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Cash was provided from/(applied to):

Cash received from customers	1,496	1,384	8.1
Payments to suppliers and employees	(1,004)	(915)	9.7
Net interest paid	(33)	(37)	(10.8)
Tax refund/(paid)	9	(1)	NM
Other operating cash flows	—	1	NM

Net operating cash flows	468	432	8.3

Net purchase of fixed assets	(174)	(145)	20.0
Net sale/(purchase) of short-term investments	—	(67)	NM
Purchase of subsidiaries	—	(82)	NM
Net sale/(purchase) of long-term investments	268	(1)	NM

Net investing cash flows	94	(295)	(131.9)

Repayment of debt	(209)	(14)	NM
Dividends paid	(400)	(182)	119.8
Contributed capital	(29)	5	NM

Net financing cash flows	(638)	(191)	234.0

Net cash flow	(76)	(54)	40.7

NM = Not a Meaningful Comparison

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

The following supplementary segmental table summarises the performances of the Wired, Wireless, IT services and International segments comprising New Zealand Operations. As these segments are fully integrated within New Zealand Operations this does not attempt to present the Wired, Wireless, IT services and International businesses as stand-alone entities.

	Quarter ended 30 September 2005
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	735	208	100	69	—	1,112
Internal Revenue	5	—	2	51	(42)	16

	740	208	102	120	(42)	1,128

External expenses
Labour	(88)	(10)	(32)	(6)	—	(136)
Intercarrier costs	(28)	(28)	—	(72)	—	(128)
Other operating expenses	(153)	(110)	(59)	(8)	—	(330)
Depreciation	(69)	(14)	(2)	(7)	—	(92)
Amortisation	(21)	(3)	—	(9)	—	(33)
Internal expenses	(37)	—	(4)	(5)	42	(4)

	(396)	(165)	(97)	(107)	42	(723)

Earnings from operations	344	43	5	13	—	405

	Quarter ended 30 September 2004
	Wired $m	Wireless $m	IT Services $m	International $m	Eliminations $m	NZ Operations $m
External revenue	724	185	76	57	—	1,042
Internal Revenue	5	—	—	50	(37)	18

	729	185	76	107	(37)	1,060

External expenses
Labour	(79)	(8)	(28)	(6)	—	(121)
Intercarrier costs	(29)	(24)	—	(62)	—	(115)
Other operating expenses	(149)	(88)	(41)	(8)	—	(286)
Depreciation	(74)	(22)	(2)	(8)	—	(106)
Amortisation	(15)	(4)	—	(8)	—	(27)
Internal expenses	(32)	(1)	(4)	(7)	37	(7)

	(378)	(147)	(75)	(99)	37	(662)

Earnings from operations	351	38	1	8	—	398

Wired

Wired earnings from operations decreased by $7 million (2.0%) for Q1 2005-06 compared with the corresponding period in the prior year.

Wired external revenues increased by $11 million (1.5%) for Q1 2005-06 compared with the corresponding period in the prior year, with growth in broadband and internet, directories and data partly offset by declining calling and local service revenues.

Total expenses increased by $18 million (4.8%) for Q1 2005-06 compared with the corresponding period in the prior year, largely due to increased other sales costs associated with increased Broadband connections, and increases in labour and miscellaneous other operating costs.

Wireless

Wireless earnings from operations increased by $5 million (13.2%) for Q1 2005-06 compared with the corresponding period in the prior year.

Wireless external revenues increased by $23 million (12.4%) for Q1 2005-06 compared with the corresponding period in the prior year due to strong growth in data revenues through higher data volumes, and higher voice revenues resulting from a higher connection base.

Total expenses increased by $18 million (12.2%) for Q1 2005-06 compared with the corresponding period in the prior year, largely due to higher intercarrier costs associated with increased data volumes, and higher other sales costs due to higher connections. These were partly offset by a lower depreciation cost due to the impairment taken on the TDMA network in Q4 2004-05.

IT Services

IT services earnings from operations increased by $4 million (400.0%) for Q1 2005-06 compared with the corresponding period in the prior year.

IT services external revenues increased by $24 million (31.6%) for Q1 2005-06 compared with the corresponding period in the prior year. Included in the external revenue growth is revenue from Computerland (acquired effective from 1 September 2004) of $19 million. Excluding this Computerland revenue, IT services external revenue grew $5 million (6.6%) for Q1 2005-06 due to growth in the existing business. Internal revenue grew by $2 million for Q1 2005-06.

Total expenses increased by $22 million (29.3%) for Q1 2005-06 compared to Q1 2004-05. Included in the expenses growth is expenses from Computerland of $18 million. Excluding these Computerland expenses, IT services expenses increased $4 million (5.3%) for Q1 2005-06 due to growth in the existing business.

International

International earnings from operations increased by $5 million (62.5%) for Q1 2005-06 compared with the corresponding period in the prior year.

International revenues increased by $13 million (12.1%) for Q1 2005-06 compared with the corresponding period in the prior year. The increased revenue is due to increased transit revenue as a result of strong volume growth.

Total expenses increased by $8 million (8.1%) for Q1 2005-06 compared with the corresponding period in the prior year. The increase is largely due to increased other sales costs as a result of strong growth in international transit volumes (mirroring the increase in revenue noted above).

Australian Consumer Unit results in New Zealand dollars

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Operating revenues
Calling	50	58	(13.8)
Mobile	19	32	(40.6)
Data	1	1	—
Broadband and internet	7	3	133.3
Resale	72	73	(1.4)
Other operating revenue	1	—	NM

	150	167	(10.2)

Operating expenses
Labour	3	3	—
Intercarrier costs	86	100	(14.0)
Other operating expenses	23	29	(20.7)
Internal expenses	2	2	—

	114	134	(14.9)

Business Unit Contribution	36	33	9.1
NM = Not a Meaningful Comparison

Australian Business Unit results in New Zealand dollars

	Quarter ended 30 September
	2005 $m	2004 $m	Change %
Operating revenues
Local service	9	11	(18.2)
Calling	54	59	(8.5)
Mobile	7	7	—
Interconnection	11	10	10.0
Data	44	49	(10.2)
Broadband and internet	18	19	(5.3)
Resale	11	9	22.2
Other operating revenue	15	17	(11.8)
Internal revenue	5	5	—

	174	186	(6.5)

Operating expenses
Labour	16	14	14.3
Intercarrier costs	78	87	(10.3)
Other operating expenses	16	14	14.3
Internal expenses	15	15	—

	125	130	(3.8)

Business Unit Contribution	49	56	(12.5)

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

PRELIMINARY THREE MONTH REPORT ANNOUNCEMENT

TELECOM CORPORATION OF NEW ZEALAND LIMITED

For the three months ended 30 September 2005

(referred to in this report as the “three months”)

Preliminary three months report on consolidated results (including the results for the previous corresponding three months) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

Note: The Group has adopted NZ Equivalents to International Financial Reporting Standards (NZIFRS) in the current period. Prior period comparatives have been restated on a consistent basis.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

		*Consolidated Statement Financial Performance
		Current THREE MONTHS $NZ’000	*Up/Down %	Previous corresponding THREE MONTHS $NZ’000
1	CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

1.1	OPERATING REVENUE
	(a) Trading Revenue	1,433,000	3.0%	1,391,000
	(b) Other Revenue	—	(100.0)%	10,000
	(c) Total Operating Revenue	1,433,000	2.3%	1,401,000
1.2	OPERATING *SURPLUS BEFORE TAXATION	298,000	(2.9)%	307,000
	(a) Less taxation on operating result	(98,000)	(4.9)%	(103,000)
1.3	OPERATING *SURPLUS AFTER TAX	200,000	(2.0)%	204,000
	(a) Extraordinary Items after Tax [detail in Item 3]	—		—
	(b) Unrealised net change in value of investment properties	—		—
1.4	NET *SURPLUS FOR THE PERIOD	200,000	(2.0)%	204,000
	(a) Net *Surplus attributable to minority interests	(1,000)		(1,000)
1.5	NET SURPLUS ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	199,000	(2.0)%	203,000

			*Consolidated Statement of Financial Performance
			Current THREE MONTHS $NZ’000	Previous corresponding THREE MONTHS $NZ’000
2	DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ THREE MONTHS

2.1	INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
	(a) Interest revenue included in Item 1.2		9,000	8,000
	(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)		—	10,000
	(c) Equity earnings (gain/loss) (detail - Item 16)		—	—
	(d) Interest expense included in Item 1.2 (include all forms of interest, etc)		(73,000)	(81,000)
	(e) Leasing and renting expenses		17,000	12,000
	(f) Depreciation		127,000	139,000
	(g) Diminuton in the value of assets (other than depreciation)		—	—
	(h) Amortisation of goodwill		—	—
	(i) Amortisation of other intangible assets		43,000	36,000
	(j) Impairment of goodwill			—
	(k) Impairment of other intangible assets			—

* Delete as required	Page 1 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

			Consolidated Statement of Financial Performance
			Current THREE MONTHS $NZ’000	Previous corresponding THREE MONTHS $NZ’000
2.2	SUPPLEMENTARY ITEMS
	(a)	# Interest costs excluded from Item 2.1(d) and capitalised	(2,000)	(2,000)
	(b)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	—	—
	(c)	Unrecognised differences between the carrying value and market value of publicly traded investments	—	37,908
# Items marked in this way need to be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

			Group - Current three months
			Operating Revenue $NZ’000	Operating Surplus $NZ’000
3	DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP
		DETAILS AND COMMENTS
		Discontinued Activities:

		(Disclose Operating Revenue and Operating Surplus)

		TOTAL DISCONTINUED ACTIVITIES

		Material Unusual (including Non Recurring) Items (included in 1.2)

		Description:

		TOTAL MATERIAL NON RECURRING ITEMS	—	—

		Extraordinary Items (Ref. Item 1.3(a))

		Description:

		TOTAL EXTRAORDINARY ITEMS

			Statement of Movements In Equity
			Current THREE MONTHS $NZ’000	Previous corresponding THREE MONTHS $NZ’000
4	STATEMENT OF MOVEMENTS IN EQUITY

4.1	*NET SURPLUS ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER		199,000	203,000
	(a)	*Net Surplus attributable to minority interest	1,000	1,000
4.2	OTHER RECOGNISED REVENUE AND EXPENSES
	(a)	*Increases (decreases) in hedge reserve	8,000	—
	(b)	Currency Translation Differences	15,000	(51,000)
	(c)	Minority interest in other recognised revenue and expenses	—	—
4.3	TOTAL RECOGNISED REVENUES AND EXPENSES		223,000	153,000
4.4	OTHER MOVEMENTS
	(a)	Contributions by Owners	13,000	33,000
	(b)	Distributions to Owners	(397,000)	(185,000)
	(c)	Other - initial application of NZ IAS 39	(41,000)	—
4.5	EQUITY AT BEGINNING OF THREE MONTHS		2,471,000	2,193,000
4.6	EQUITY AT END OF THREE MONTHS		2,269,000	2,194,000

* Delete as required	Page 2 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

Earnings Per Security
		Current THREE MONTHS $NZ	Previous corresponding THREE MONTHS $NZ

5	EARNINGS PER SECURITY
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	(a) Basic EPS	0.102	0.105
	(b) Diluted EPS (if materially different from (a))	0.101	0.103

6	MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attached):
(a) Name of subsidiary or group of subsidiaries
(b) Percentage of ownership acquired
	(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

(d) Date from which such contribution has been calculated
$

7	MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)
(a) Name of subsidiary or group of subsidiaries
	(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

(c) Date from which such contribution has been calculated
(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the THREE MONTHS
	(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary	$

8	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS - Refer Annexure 1

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/ /full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report:

SEGMENTS

Industry

– Operating revenue:

* Sales to customers outside the group

* Intersegment sales

* Unallocated revenue

– Total revenue [consolidated total equal to Item 1.1(c) above]

– Segment result

– Unallocated expenses

– Operating surplus (Deficit) after tax (Item 1.3)

– Segment assets

– Unallocated assets

– Total assets (Equal to Item 9.3)

Geographical

– Operating revenue:

* Sales to customers outside the group

* Intersegment sales

* Unallocated revenue

– Total revenue [consolidated total equal to Item 1.1(c) above]

– Segment result

– Unallocated expenses

– Operating surplus (Deficit) after tax (Item 1.3)

– Segment assets

– Unallocated assets

– Total assets (Equal to Item 9.3)

* Delete as required	Page 3 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

			Consolidated Statement of Financial Position
			At end of current THREE MONTHS $NZ’000	As shown in last Annual Report * $NZ’000
(Note (VIII) attached has particular relevance for the preparation

	9	CURRENT ASSETS:

	(a)	Cash	159,000	235,000
	(b)	Trade receivables	544,000	582,000
	(c)	Investments	81,000	81,000
	(d)	Inventories	68,000	56,000
	(e)	Other assets, current	415,000	729,000

		TOTAL CURRENT ASSETS	1,267,000	1,683,000

9.1	NON-CURRENT ASSETS
	(a)	Trade receivables	123,000	117,000
	(b)	Investments	437,000	427,000
	(c)	Inventories	—	—
	(d)	Property, plant and equipment	3,615,000	3,602,000
	(e)	Goodwill	950,000	941,000
	(f)	Deferred Taxation Assets	120,000	110,000
	(g)	Other Intangible Assets	689,000	702,000
	(h)	Other assets, non current	11,000	—

9.2	TOTAL NON-CURRENT ASSETS		5,945,000	5,899,000

9.3		TOTAL ASSETS	7,212,000	7,582,000

9.4	CURRENT LIABILITIES
	(a)	Trade Creditors	641,000	623,000
	(b)	Income in advance, current	—	—
	(c)	Secured loans	—	—
	(d)	Unsecured loans	716,000	863,000
	(e)	Provisions, current		—
	(f)	Other liabilities, current	452,000	421,000

		TOTAL CURRENT LIABILITIES	1,809,000	1,907,000

9.5	NON-CURRENT LIABILITIES
	(a)	Accounts payable, non-current	—	—
	(b)	Secured loans	—	—
	(c)	Unsecured loans	2,252,000	2,973,000
	(d)	Provisions, non-current	—	—
	(e)	Deferred Taxation Liability, non-current	226,000	231,000
	(f)	Other liabilities, non-current	656,000	—
9.6	TOTAL NON-CURRENT LIABILITIES		3,134,000	3,204,000

9.7		TOTAL LIABILITIES	4,943,000	5,111,000

9.8		NET ASSETS	2,269,000	2,471,000

9.9	SHAREHOLDERS’ EQUITY
	(a)	Share capital (optional)	2,006,000	1,990,000
	(b)	Reserves (optional) (i) Hedge reserve	(33,000)	—
		(ii) Other reserves	(58,000)	(73,000)
	(c)	Deferred compensation	19,000	22,000
	(d)	Retained Surplus	330,000	524,000

9.10	SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER		2,264,000	2,463,000

	(a)	Minority equity interests in subsidiaries	5,000	8,000

9.11	TOTAL SHAREHOLDERS’ EQUITY		2,269,000	2,471,000

	(a)	Returns on Assets (%) (EBIT divided by Total Assets)	20.1%	21.7%
	(b)	Return on Equity (%) (Net Income divided by Shareholders’ Equity)	35.1%	39.1%
	(c)	Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders’ Equity)	217.8%	239.8%
* Restated NZ IFRS information has been provided

* Delete as required	Page 4 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

			Consolidated Statement of Cash Flows
			Current THREE MONTHS $NZ’000	Corresponding THREE MONTHS $NZ’000
	(See Note (IX) attached)
10	CASH FLOWS RELATING TO OPERATING ACTIVITIES

	(a)	Receipts from customers	1,496,000	1,384,000
	(b)	Interest received	5,000	4,000
	(c)	Dividends received	—	1,000
	(d)	Payments to suppliers and employees	(1,004,000)	(915,000)
	(e)	Interest paid	(38,000)	(41,000)
	(f)	Income taxes paid	9,000	(1,000)
	(g)	Other cash flows relating to operating activities		—

		NET OPERATING FLOWS	468,000	432,000

	(See Note (IX) attached )
11	CASH FLOWS RELATING TO INVESTING ACTIVITIES

	(a)	Cash proceeds from sale of property, plant and equipment	—	1,000
	(b)	Cash proceeds from sale of equity investments	272,000	—
	(c)	Loans repaid by other entities	—	—
	(d)	Cash paid for purchases of property, plant and equipment	(172,000)	(144,000)
	(e)	Purchase of subsidiary companies	—	(82,000)
	(f)	Interest paid - capitalised	(2,000)	(2,000)
	(g)	Cash paid for purchases of equity investments	(4,000)	(1,000)
	(h)	Loans to other entities	—	—
	(i)	Other cash flows relating to investing activities	—	(67,000)

		NET INVESTING CASH FLOWS	94,000	(295,000)

	(See Note (IX) attached )
12	CASH FLOWS RELATED TO FINANCING ACTIVITIES

	(a)	Cash proceeds from issue of shares, options, etc.	(29,000)	5,000
	(b)	Borrowings	—	—
	(c)	Repayment of borrowings	(209,000)	(14,000)
	(d)	Dividends paid	(400,000)	(182,000)
	(e)	Other cash flows relating to financing activities	—	—

		NET FINANCING CASH FLOWS	(638,000)	(191,000)

	(See Note (IX) attached )
13	NET INCREASE (DECREASE IN CASH HELD)		(76,000)	(54,000)

	(a)	Cash at beginning of THREE MONTHS	235,000	238,000
	(b)	Exchange rate adjustments to Item 12.3(a) above	—	—

	(c)	Cash at end of THREE MONTHS	159,000	184,000

14	NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows:

15	RECONCILIATION OF CASH

For the purposes of the above Statement of cash flows, cash includes:

THREE MONTHS as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:
		Current THREE MONTHS NZ$’000	Previous Corresponding THREE MONTHS NZ$’000
	Cash on hand and at bank	159,000	184,000
	Deposits at call	—	—
	Bank overdraft	—	—
	Other (provide details eg Term Deposits	—	—

	THREE MONTHS (Item 13(c) above)	159,000	184,000

* Delete as required	Page 5 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

16	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group’s share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

Equity Earnings
			Current THREE MONTHS $NZ’000	Previous corresponding THREE MONTHS $NZ’000
16.1	GROUP SHARE OF RESULTS OF ASSOCIATES

	(a)	OPERATING *SURPLUS (DEFICIT) BEFORE TAX	—	—
	(b)	Less tax	—	—
	(c)	OPERATING *SURPLUS (DEFICIT) AFTER TAX	—	—
		(i) Extraordinary items	—	—
	(d)	NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	—	—

16.2	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a)	The group has a material (from group’s viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of THREE MONTHS		Contribution to net *surplus (deficit) (Item 1.5)
	Current THREE MONTHS	Previous Corresponding THREE MONTHS	Current THREE MONTHS NZ$’000	Previous Corresponding THREE MONTHS NZ$’000
Equity Accounted Associates			Equity Accounted in current year

Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
Aurora Energy AAPT Pty Limited	33%	33%	—	—

Other Material Interests			Not Equity Accounted in current year

		Current THREE MONTHS $NZ’000	Previous Corresponding THREE MONTHS $NZ’000
(b)	Investments in Associates
	Carrying value of investments in associates beginning of period	—	—

Share of changes in associates’ post acquisition surpluses/and reserves:
	- Retained surplus	—	—
	- Reserves	—	—
	Net goodwill amortisation and impairment adjustments in the period	—	—
	Less Dividends received in the period	—	—
	THREE MONTHS	—	—

* Delete as required	Page 6 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

17	THREE MONTHS

Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully paid)
PREFERENCE SHARES:
# (Description) “Kiwi Share”	1
issued during current three months

	1

ORDINARY SHARES:

Opening balance	1,957,523,328
issued during current three months	8,065,067
repurchased during current three months	- 5,726,982

	1,959,861,413

CONVERTIBLE NOTES

Opening balance
repurchased during current three months

Closing balance

	Issued	Quoted	Weighted average Exercise Price	Expiry Date
OPTIONS:

issued during current three months	5,063,375		5.15	Sep 07 - Sep 08

DEBENTURES - Totals only:	$321 million	$
UNSECURED NOTES - Totals only:	$327 million	$
OTHER SECURITIES		$	$

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18	COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

	(a)	Material factors affecting the revenues and expenses of the group for the current three months

Refer Management Commentary

	(b)	Significant trends or events since end of current three months

Refer Management Commentary

	(c)	Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed

The accounts have been prepared in accordance with NZ IFRS. This represents a number of changes in accounting policies from previously published financial information. Refer to the condensed financial statements for further details of these changes and reconciliation between previously published information and the information presented in the accounts.

	(d)	Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Refer to the Statement of Accounting Policies in the 2005 Annual Report

	(e)	Management’s discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty

Refer Management Commentary

	(f)	Other comments

Refer Management Commentary

* Delete as required	Page 7 of 8

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

19	DIVIDEND

	(a)	Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)

9.63%

	(b)	Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

6.45%

20	ANNUAL MEETING (if full year report)

	(a)	To be held at:
____________________________________________________________________________________________________________________________________________

	(b)	Date:	Time:	_________________________________________________________________

	(c)	Approximate date of availability of Annual Report:

THREE MONTH report was approved by resolution of the Board of Directors, please indicate date of meeting: 3 November 2005

(signed by) Authorised Officer of Listed Issuer	(date)

* Delete as required	Page 8 of 8

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the three months ended 30 September 2005

Geographical Segments

	New Zealand NZ$M	Australia NZ$M	Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	1,103	314	16	—	1,433
Internal revenue	—	—	—	—	—

Total revenue	1,103	314	16	—	1,433
Segment result (EBIT)	375	18	5	—	362
Segment assets	5,857	992	1,050	(687)	7,212

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	IT Services NZ$M	Australian Operations NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
External revenue	735	208	69	100	319	2	—	1,433
Internal revenue	5	—	51	2	5	1	(64)	—

Total revenue	740	208	120	102	324	3	(64)	1,433
Segment result (EBIT)	344	43	13	5	(14)	(35)	6	362
Segment assets	2,540	479	649	88	959	3,123	(626)	7,212

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the three months ended 30 September 2004

Geographical Segments

	New Zealand NZ$M	Australia NZ$M	Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	1,035	343	13	10	1,401
Internal revenue	—	—	—	—	—

Total revenue	1,035	343	13	10	1,401
Segment result	366	(9)	14	10	381
Segment assets	6,109	1,086	1,116	(692)	7,619

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	IT Services NZ$M	Australian Operations NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
External revenue	724	185	57	76	348	1	10	1,401
Internal revenue	5	—	50	—	5	1	(61)	—

Total revenue	729	185	107	76	353	2	(51)	1,401
Segment result	351	38	8	1	(7)	(24)	14	381
Segment assets	3,021	430	465	96	1,078	3,548	(1,019)	7,619

APPENDIX 7— NZX CONDUCT RULES TO FAX ++64-4-473-1470 Number of pages including this one (Please provide any other relevant details on additional pages) 1 Notice of event affecting securities New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required. Full name of Issuer TELECOM CORPORATION OF NEW ZEALAND Name of officer authorised to make this notice MARKO BOGOIEVSKI Authority for event, e.g. Directors’ resolution DIRECTORS’ RESOLUTION Contact phone number (0800) 737500 Contact fax number (04) 498 9431 Date 4/11/05 Nature of event Tick as appropriate Bonus Issue If ticked, state whether: Taxable / Non Taxable Conversion Interest Rights Issue Renouncable Rights Issue non-renouncable Capital change Call Dividend If ticked, state whether: Interim Full Year Special EXISTING securities affected by this If more than one security is affected by the event, use a separate form. Description of the class of securities ORDINARY SHARE ISIN NZ TELE0001S4 If unknown, contact NZX Details of securities issued pursuant to this event If more than one class of security is to be issued, use a separate form for each class. Description of the class of securities ISIN If unknown, contact NZX Number of Securities to be issued following event Minimum Entitlement Ratio, e.g 1 for 2 for Conversion, Maturity, Call Payable or Exercise Date Enter N/A if not applicable Treatment of Fractions Strike price per security for any issue in lieu or date Strike Price available. Tick if pari passu OR provide an explanation of the ranking Monies Associated with Event Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money. In dollars and cents Amount per security 9.5 CENTS Source of Payment RETAINED EARNINGS Currency NEW ZEALAND DOLLARS Supplementary dividend details - Listing Rule 7.12.7 Amount per security in dollars and cents $0.016765 Date Payable 9 December, 2005 Total monies $186,186,834 Taxation Amount per Security in Dollars and cents to six decimal places In the case of a taxable bonus issue state strike price N/A Resident Withholding Tax NIL Credits (Give details) $0.046791 Timing (Refer Appendix 8 in the Listing Rules) Record Date 5pm For calculation of entitlements - must be the last business day of a week 25/11/05 AUST & NZ; 24/11/05 USA Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week. 9/12/05 AUST & NZ; 16/12/05 USA Notice Date Entitlement letters, call notices, conversion notices mailed Allotment Date For the issue of new securities. Must be within 5 business days of record date. OFFICE USE ONLY Ex Date: Commence Quoting Rights: Cease Quoting Rights 5pm: Commence Quoting New Securities: Cease Quoting Old Security 5pm: Security Code:

4 November 2005

MEDIA RELEASE

Strong broadband and mobile performances underpin Telecom’s 1st quarter result

Highlights

•	Telecom’s mobile business had another powerful quarter with a net increase of 72,000 connections and a 73% rise in data revenue in the quarter

•	The milestone of 250,000 residential broadband customers has been achieved in early October, more than two months ahead of schedule

•	Residential broadband connections increased 38,000 in Q1 2005/2006

•	Nearly half the growth (45%) of residential connections was from wholesale (see separate broadband release)

•	Solid operating cash flow performance – an 8.3% increase year on year to $468 million

•	Southern Cross Cable is well positioned, with all debt now repaid, and further sales have been secured in the last quarter of US$37 million

Overview of Group results

	1st quarter (NZ$m)
	30 Sept 05	30 Sept 04		Change %
Operating revenue (excluding abnormals)	1,433	1,391		3.0
Abnormal items	—	10	[1]	NM
Reported EBITDA	532	555		(4.1)
Adjusted EBITDA*	532	545		(2.4)
Earnings before interest and tax	362	380		(4.7)
Adjusted earnings before interest and tax	362	370		(2.2)
Reported net earnings	199	203		(2.0)
Adjusted net earnings	199	193		3.1

*	Earnings before interest, taxation, depreciation and amortisation

Note: All comparisons in the above table and commentary below relate to the first quarter to 30 September 2005 compared with the same period in 2004. All figures are expressed in New Zealand dollars unless otherwise stated.

[1]	The abnormal of $10 million for Q1 2004-2005 relates to the sale of 15 of Telecom’s business retail stores.

1

The prior quarter comparative results have been normalised to comply with International Financial Reporting Standards (IFRS), which Telecom adopted from 1 July 2005.

Telecom today reported net earnings after tax of $199 million to September 30, 2005, an increase of 3.1% on adjusted earnings for the same period in 2004.

The adjustment reflects the $10 million abnormal gain on the sale of Telecom’s retail stores which was reported in the first quarter of 2004.

Earnings per share (EPS) of 10.2 cents for Q1 2005-2006, increased 2% compared on the adjusted EPS of 10.0 cents for Q1 2004-2005.

Telecom chief executive Theresa Gattung said the result for the first quarter to 30 September 2005 was pleasing and showed that both broadband and mobile services were continuing to grow strongly in each quarter.

“Broadband, mobile, Directories and IT Services all made solid contributions to this result in the September quarter,” Ms Gattung said.

“In mobile we’re seeing a continuation of the growth that we’ve achieved in the last three quarters. Our customers are enjoying the benefits of the speeds and applications available on our 3G (EVDO) network and with the roll out of EVDO in every main town and city in New Zealand by Christmas 2005, around 80% of New Zealanders will be able to experience the benefit of Mobile Broadband data speeds.

“We’ll have a number of new 3G handsets in the market before Christmas which will create further demand for our range of T3G services.

“In broadband we achieved our goal of reaching 250,000 residential customers by the end of 2005 more than two months ahead of expectations. During the quarter it was also pleasing to see that the growth in the wholesale market has continued to accelerate with 45% of all the new growth in residential connections coming from wholesale.

“This compares with 34% for the fourth quarter and 24% in the third quarter of 2004/2005. There’s no doubt that the wholesale market is on an upward trend and at last count there were some 21 service providers wholesaling broadband services and providing lively competition.”

New Zealand

Operating revenue was $1,128 million, an increase of 6.4%. Higher operating revenues for mobile, data, broadband and internet, IT services and directories were partly offset by declines in local service and other revenues. This trend continues to highlight the move from traditional services to broadband, mobile, IT and data.

Local Service

Total local service revenue decreased 1.5% to $263 million, reflecting mostly businesses migrating from dial-up to broadband and internet. Residential access lines declined slightly to 1,418,000.

2

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	Total calling revenue was stable at $251 million

•	National calling revenue was $150 million, a decrease of 6.3%

•	International calling revenue was $89 million, a rise of 11.3%

Total calling revenue was boosted by the impact of international transit revenues, now presented as a gross figure as a result of the adoption of IFRS as of 1 July 2005. Excluding transit revenues, the decrease in calling revenue is a continuation of both the product substitution and increased competition impacting on Telecom’s traditional national and international calling business.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, increased 10.8% to $41 million, primarily due to mobile interconnection revenues from text messaging growth.

Mobile revenue is derived from voice and data services on Telecom’s 027 network (CDMA) and 025 (TDMA) networks as well as T3G services.

•	Total mobile revenues increased 13.3% to $188 million

•	Voice revenue was $131 million, an increase of 4.8%

•	Data revenue increased 72.7% to $38 million

•	Total connections at 30 September 2005 were 1,673,000, an increase of 22.4% (306,000) over the 12 months from 30 September 2004

•	Net mobile connections for the quarter ended 30 September 2005 were 72,000, an increase of 4.5% from 30 June 2005

•	Total ARPUs (average revenue per user – monthly) including interconnection were $47.20

•	Mobile data and revenue growth is being driven by services such as Push2Talk, photo and video messaging, Song ID, caller tunes and ring tones

•	CDMA connections now accounts for 75% of the customer base, representing 95% of the cellular revenue in the first quarter

Data

Total data revenue increased about 6% to $108 million. Data revenue was driven by increased take-up of managed IP data services. Retail data revenue was $87 million, an increase of 6.1% while wholesale data increased 5% to $21 million

Broadband and Internet

Total revenue increased 25.8% to $83 million in the first quarter to 30 September 2005 (see broadband release)

IT Services (Solutions)

Total IT revenue was $93 million, an increase of 31%. Included in this revenue growth is Computerland revenue of $19 million for July and August 2005.

As indicated previously Telecom is targeting double the industry growth in this sector for the full year 05/06.

Directories

Directories revenue of $62 million increased by 8.8%, driven by sales volume increases.

3

Australia

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

Operating revenues were A$296 million, a decrease of 9.2%.

As announced in Q3 2004/2005 AAPT is concentrating its focus on the SME and mass market segment with investment in product development, indirect channels, telesales capability and business support systems. In Q1 2005/2006 capital expenditure of A$11 million was invested in direct support of these ongoing strategic initiatives.

Australian consumer comprises AAPT’s residential and small business fixed line, mobile and Internet operations.

•	Total revenue was A$137 million, a decrease of 11.6%

•	Operating expenses declined 16.1% to A$104 million

•	Business Unit Contribution (revenue less directly attributable costs) was A$33 million, an increase of 6.5%

Innovative product offers such as Home Chat and Broadband launched in September 2005 have created momentum in both full service customers and bundled customers. Compared to the prior year, full service customers increased by 9.7% to 381,000 and bundled customers more than doubled to 158,000.

The decision to move away from selling mobile as a stand alone product impacted on total consumer revenue. However, internet revenue has increased due to an increase in both dial-up and broadband customers as more customers are buying a bundle of services.

Australian business comprises AAPT’s operations in business, corporate, government and wholesale market, and TCNZA

•	Total revenue was A$159 million, a decrease of 7.0%

•	Operating expenses reduced 5.8% to A$114 million

•	Business unit contribution (revenue less directly attributable costs) was A$45 million, a decrease of 10%

Although there was a decrease in business unit contribution compared with the corresponding period last year due to lower overall market prices, the impact on margins has been limited by cost reduction management and overall volume growth.

Dividend

Telecom will pay a fully imputed ordinary dividend for the quarter ended 30 September 2005 of 9.5 cents per share on 9 December 2005 in New Zealand and Australia, and on 16 December in the United States. The books closing dates are 25 November 2005 on the New Zealand and Australian Stock Exchanges and 24 November 2005 on the New York Stock Exchange.

As announced at the full year result in August 2005, Telecom will target an ordinary dividend ratio of approximately 85% of net earnings (after adding back relevant non-cash items) for the 2005/2006 year, subject to there being no adverse change in operating outlook. Accordingly, the dividends for each of the three quarters in the year ending 30 June 2006 will be 9.5cps and the dividend for the fourth quarter will be set to reflect the full year targeted pay-out ratio.

4

In addition, and subject to no material adverse change in operating outlook, Telecom will pay a further fully imputed special dividend of 10cps in 2005/2006, with payments of 5cps at the half year and full year dividend dates in 2005/2006.

Southern Cross

Telecom holds a 50% equity interest in Southern Cross Cable Network (SCCN).

Southern Cross is well positioned to capitalise on the accelerated uptake of broadband with significant capacity to meet future demand. Further sales have been secured in the last quarter of US$37 million and debt has now been repaid down to zero. As well, Telecom has accrued support fees of approximately US$33 million at 31 October 2005, of which half has since been paid, the balance is expected to be repaid prior to the end of the full year 2005-2006.

Capital Expenditure increased by $28 million to $158 million with increases across the business with the exception of International. For the 2006 financial year, Telecom currently expects total capital expenditure of approximately $750 million, with additional upside potential of $25 million.

For further information, please contact:

Phil Love

Senior Corporate Affairs Executive

027 244 8496 or 04 4989155

Phil.love@telecom.co.nz

5

4 November 2005

MEDIA RELEASE

Telecom powers past 250,000 broadband milestone

Telecom has achieved its goal of 250,000 residential broadband customers two months ahead of schedule with nearly half the growth in residential customers for the quarter coming from wholesale.

Telecom had 244,086 residential broadband customers at 30 September 2005, an increase of 19% on the previous quarter with 38,159 new connections over the period.

The 250,000 target was surpassed during October.

“Reaching the 250,000 milestone two months ahead of schedule is a great achievement and shows that New Zealanders are seeing the benefits of the speeds and applications that broadband delivers,” Telecom Chief Executive Theresa Gattung said today.

“Broadband is growing fast – residential numbers in New Zealand have more than tripled in the last year.”

The quarter included the launch of the Xtra-ordinaries campaign, and the downloadable Xtra Security Suite, with more than 5,000 customers taking up the subscription based security service in the first month.

Telecom expects broadband momentum to continue in the current quarter with competitive prices, a focus on customer service and the introduction of exciting broadband content such as the new online Xtra Games and Xtra Photos services.

Around 45% of total residential broadband growth for the quarter came from competitors’ customers, under Unbundled Bitstream Service (UBS) and wholesale broadband plans, up from 34% in the quarter to June 2005, and 23% in the quarter to March 2005.

“The surging growth in wholesale connections and market share is evidence of the success of the wholesale market in New Zealand.

“Wholesale providers are now getting a substantially larger share of the market attracting 30% of the growth in new connections since the introduction of UBS in November 2004.

“This has been assisted by Telecom Wholesale promotions such as free connection and free modem offers – and an above the line generic broadband advertising campaign launched in recent weeks.”

Including business and residential customers, there were 301,813 broadband customers on Telecom’s network as at 30 September, 2005.

1

Key Broadband Facts

•	250,000 milestone passed in October, two months ahead of schedule

•	1 in 6 households in NZ now have a broadband connection

•	The number of residential broadband customers in the past year has tripled

•	45% of the growth in residential customers in the last quarter came from wholesale

•	39% of Telecom customers are on high speed (1Mbps or greater) plans

•	Pricing of Telecom’s 1Mbps plans compares favourably with international benchmarks

•	85% of NZ schools are now on broadband

•	NZ now has nationwide broadband coverage: 93% of the country covered by fixed broadband (DSL) while wireless broadband & satellite cover the remainder of NZ

Broadband reporting - Quarterly connection summary

	30-Sep-05	30-Jun-05	Quarter Growth
Residential
Retail	197,027	175,644	21,383
Wholesale	47,059	30,283	16,776

Total Residential	244,086	205,927	38,159

Business
Retail	49,055	47,712	1,343
Wholesale	8,672	5,859	2,813

Total Business	57,727	53,571	4,156

Total
Retail	246,082	223,356	22,726
Wholesale	55,731	36,142	19,589

Grand Total	301,813	259,498	42,315

2

Since the inception of UBS, 30% of residential broadband customers has come from wholesale (up to the end of October 2005). The following table shows progress to 30 September 2005 for which latest public figures are available.

	30 October 2004	30 September 2005	Growth	% of Growth
Residential broadband customers
Retail	84,089	197,027	112,938	70.9%
Wholesale	788	47,059	46,271	29.1%

Total	84,877	244,086	159,209	100.0%

For more information please contact:

Phil Love

Senior Corporate Affairs Executive

Phil.love@telecom.co.nz

Phone 04 498 9155, 027 244 8496

3

For Immediate Release

4 November 2005

WESTPAC BANKS ON TELECOM

Westpac selects Telecom to provide its information and communication technology infrastructure and support for the next five years

In an arrangement worth more than $100 million over five years, Westpac announced today that it has selected Telecom NZ to provide the bank’s information and communication technology infrastructure and support.

“This arrangement forms a critical partnership to support Westpac New Zealand’s total commitment to customer service, and is the first at Westpac New Zealand to be assessed against the bidders’ sustainability practices,” said Ann Sherry, Chief Executive of Westpac New Zealand.

“Westpac was looking for a partner to help us build further on our improvements to customer service, highlighted as an important achievement of the 2005 financial year in our annual result,” Ann Sherry said.

The Telecom solution encompasses all of Westpac New Zealand’s business and includes data connectivity, voice services, contact centre solutions, Internet, extranet, remote access, mobile integration, service management and transition management. Telecom’s Gen-i will play a key role in delivering the information and communication technology solutions for Westpac.

“Telecom will provide Westpac with the information and communication technology partnership necessary to deliver the capabilities, infrastructure, services and innovation that will enable Westpac to successfully execute its strategy,” said Theresa Gattung, Chief Executive Officer, Telecom. “Westpac operates in a highly competitive arena where frontline service is paramount to success. Telecom is committed to helping Westpac create a new benchmark for outstanding customer service in its industry.”

“Telecom is ready to help Westpac drive further improvements in service and productivity across all its operations with all the attendant benefits for Westpac’s business, employees and customers,” Gattung added.

“Having the right telecommunications base and capability is a critical element of being able to deliver great service to our customers,” said Ann Sherry.

“In Westpac New Zealand’s results announcement I highlighted the importance of customer satisfaction as a driver of our future growth. Alongside continuing to make improvements in this all-important area, we have opportunities to deliver further improvements in our efficiency of operation, and our partnership with Telecom supports that approach.”

The deal is believed to be one of the largest contracts for the provision of telecommunications ever in New Zealand.

“The tender process was one of the most robust ever undertaken by Westpac, as the proposals were evaluated in detail over a nine-month period,” Ann Sherry said.

“While each of the respondents provided very strong proposals, Telecom NZ provided the proposal that best met the broad requirements of Westpac, given our strategic objectives.

“In addition, the information and communication technology contract is the first at Westpac in New Zealand to be assessed against the bidders’ sustainability practices, such as environmental and community focused practices, “Ann Sherry said.

ENDS

For more information, contact:

Westpac

Mark Watts

Media Relations Manager

Westpac New Zealand

027 278 8177

Email: mark_watts@westpac.co.nz

Telecom New Zealand

Tom Clancy

Public Relations, Telecom Business Solutions

Tel: 09 359 5804

Mobile: 027 254 9862

Email: Thomas.Clancy@telecom.co.nz

All opinions, statements and analysis expressed are based on information from sources which Westpac believes to be authentic and reliable. Westpac issues no invitation to anyone to rely on this material and intends by this statement to exclude liability for any such opinion, statement and analysis.

Westpac Banking Corporation ABN 33 007 456 141, incorporated in Australia (New Zealand division).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW
ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated: 16 November 2005